Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
among
ELLINGTON FINANCIAL INC.,
EF MERGER SUB INC.,
ARLINGTON ASSET INVESTMENT CORP.
and, solely for the limited purposes set forth herein,
ELLINGTON FINANCIAL MANAGEMENT LLC
Dated as of May 29, 2023

i

ii

Annex A    Certain Definitions
Annex B    Form of Certificate of Designations Classifying Parent Series D Cumulative Redeemable Preferred Stock
Annex C    Form of Certificate of Designations Classifying Parent Series E Cumulative Redeemable Preferred Stock
Annex D    Form of Plan of Merger
iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2023 (this “Agreement”), by and among Ellington Financial Inc., a Delaware corporation (“Parent”), EF Merger Sub Inc., a Virginia corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), Arlington Asset Investment Corp., a Virginia corporation (the “Company”), and, solely for purposes of Section 2.7, Section 3.1(b)(i)(B), Section 3.3(a), Section 3.3(i), Article V, Section 6.8, Section 6.11, Section 7.2, Section 7.3, Section 8.2(b) and Article IX, Ellington Financial Management LLC, a Delaware limited liability company (“Parent Manager”).
WHEREAS, the Company is a Virginia corporation and Parent is a Delaware corporation, each operating as a real estate investment trust within the meaning, and under the provisions, of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (“REIT”);
WHEREAS, Parent and Merger Sub have jointly elected, or will jointly elect prior to the Closing, for Merger Sub to be treated as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”) of Parent;
WHEREAS, the Company, Parent and Merger Sub wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the Surviving Corporation (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Virginia Stock Corporation Act (the “VSCA”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, including the Plan of Merger, and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are in the best interests of the Company and the Company Shareholders, (ii) adopted and approved this Agreement, including the Plan of Merger, and declared that the Transactions, including the Merger, are advisable, (iii) directed that this Agreement, including the Plan of Merger, and the Transactions, including the Merger, be submitted to the holders of Company Common Stock for their approval at the Company Shareholders Meeting and (iv) resolved to recommend that the holders of Company Common Stock approve this Agreement, including the Plan of Merger, and the Transactions, including the Merger (such recommendation made in this clause (iv), the “Company Board Recommendation”);
WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger and the issuance of the shares of Parent Common Stock, Parent Series D Cumulative Redeemable Preferred Stock and Parent Series E Cumulative Redeemable Preferred Stock pursuant to this Agreement (collectively, the “Parent Stock Issuance”), are in the best interests of Parent, and (ii) approved this Agreement and the Transactions, including the Merger and the Parent Stock Issuance;
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has by written consent (i) determined that this Agreement, including the Plan of Merger, and the Transactions, including the Merger, are in the best interests of Merger Sub and Parent, as the sole shareholder of Merger Sub (the “Merger Sub Sole Shareholder”), (ii) adopted and approved this Agreement, including the Plan of Merger, and declared that the Transactions, including the Merger, are advisable and (iii) directed that this Agreement, including the Plan of Merger, and the Transactions, including the Merger, be submitted to the Merger Sub Sole Shareholder for its approval;
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Parent Stock Issuance and to prescribe various terms of and conditions to the Merger and the Parent Stock Issuance; and
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
Section 1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Articles of Merger	2.2(b)
Book-Entry Shares	3.3(b)(i)
Cancelled Shares	3.1(b)(vi)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Additional Dividend Amount	6.17(a)
Company Affiliate	9.10(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Change of Recommendation	6.3(b)
Company Class B Common Stock	4.2(a)
Company Common Stock	3.1(b)(i)
Company Contracts	4.16(b)
Company Director Designee	2.6
Company Disclosure Letter	Article IV
Company Material Adverse Effect	4.1(a)
Company Notes Assumption	6.22(b)
Company Performance RSUs	3.2(b)(i)
Company Permits	4.9
Company Plans	4.10(a)
Company Restricted Share	3.2(a)
Company SEC Documents	4.5(a)
Company Series A Preferred Stock	4.2(a)
Company Series B Preferred Stock	3.1(b)(iii)
Company Series C Preferred Stock	3.1(b)(iv)
Company Shareholders Meeting	4.4
Company Trust Preferred Securities	6.22(a)
Company Undesignated Preferred Stock	4.2(a)
Confidentiality Agreement	6.6(b)
Continuing Employee	6.8(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.9(d)
Effective Time	2.2(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
GAAP	4.5(b)
Hedging Contracts	4.16(a)(iv)
Indemnified Liabilities	6.9(a)
Indemnified Persons	6.9(a)
Letter of Transmittal	3.3(b)(i)
Material Company Insurance Policies	4.17
Material Parent Insurance Policies	5.17
Merger	Recitals
Merger Sub	Preamble

Merger Sub Board	Recitals
Merger Sub Sole Shareholder	Recitals
MSR Purchase Agreement	4.16(a)(xiii)
MSRs	4.16(a)(xiii)
Operating Partnership	2.1
Parent	Preamble
Parent Affiliate	9.10(b)
Parent Board	Recitals
Parent Contracts	5.16(b)
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent Manager	Preamble
Parent Material Adverse Effect	5.1(a)
Parent Permits	5.9
Parent Plans	5.10(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
pdf	9.5
Per Share Cash Consideration	3.1(b)(i)
Per Share Common Merger Consideration	3.1(b)(i)
Per Share Series B Preferred Merger Consideration	3.1(b)(iii)
Per Share Series C Preferred Merger Consideration	3.1(b)(iv)
Per Share Stock Consideration	3.1(b)(i)
Plan of Merger	2.2(b)
Post-Closing Plan	6.8(c)
Proxy Statement	4.4
Qualified REIT Subsidiary	4.1(b)
Qualifying Income	8.3(f)(i)
Registration Statement	4.8
REIT	Recitals
Stock Price Performance RSU	3.2(b)(ii)
Surviving Corporation	2.1
Taxable REIT Subsidiary	Recitals
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.10
Transactions	Recitals
TruPS Assumption	6.22(a)
TruPS Discharge	6.22(a)
Virginia Commission	2.2(b)
Virginia Courts	9.7(b)
VSCA	Recitals
ARTICLE II
THE MERGER
Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the VSCA, at the Effective Time, the Company shall be merged with and into Merger Sub, with Merger Sub surviving the Merger (Merger Sub, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall be a direct, wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the VSCA. Immediately following the Merger, the Surviving Corporation shall be contributed to Ellington Financial Operating Partnership LLC, a Delaware limited liability company (the “Operating Partnership”) in exchange for limited liability company interests in the Operating Partnership.

Section 2.2    Closing.
(a)The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., New York, New York time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) by means of a virtual closing through the electronic exchange of signatures, or such other date and place as Parent and the Company may agree to in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.
(b)As soon as practicable on the Closing Date, Parent and the Company shall (i) cause the Merger to be consummated by filing with the State Corporation Commission of the Commonwealth of Virginia (the “Virginia Commission”) articles of merger (the “Articles of Merger”) setting forth the plan of merger substantially in the form attached as Annex D hereto (the “Plan of Merger”) and otherwise meeting the requirements of Section 13.1-720 of the VSCA, in such form as is required by, and executed in accordance with, the VSCA, and (ii) make all other filings, recordings or publications required to be made by Parent, Merger Sub or the Company under the VSCA in connection with the Merger. The Merger shall become effective upon the issuance of a certificate of merger by the Virginia Commission, or at such later time as Parent and the Company shall agree upon in writing and shall specify in the Articles of Merger (such date and time the Merger becomes effective, the “Effective Time”), it being understood and agreed that, unless otherwise agreed to by the parties in writing, the Effective Time shall occur on the Closing Date.
Section 2.3    Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the VSCA, including Section 13.1-721 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, assets, rights, privileges, immunities, purposes, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation without transfer, reversion or impairment and all debts, obligations and liabilities of each of the Company and Merger Sub shall become the debts, obligations and liabilities of the Surviving Corporation.
Section 2.4    Organizational Documents. At the Effective Time and by virtue of the Merger, the Organizational Documents of Merger Sub in effect immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Corporation, until thereafter amended, subject to Section 6.9(b), in accordance with their respective terms and applicable Law.
Section 2.5    Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.
Section 2.6    Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon and immediately after the Effective Time, the size of the Parent Board is increased by one member, and one individual designated by the Company prior to the Effective Time (the “Company Director Designee”) is appointed to the Parent Board, who shall serve until the next annual meeting of the Parent Shareholders and until his or her successor is duly elected and shall qualify, all in accordance with the organizational documents of Parent. The Company Director Designee shall also be nominated by the Parent Board to stand for election at the next subsequent annual meeting of the Parent Shareholders. The provisions of this Section 2.6 are intended to be for the benefit of, and shall be enforceable by, the Company Director Designee. The obligations of Parent and the Surviving Corporation under this Section 2.6 shall not be terminated or modified in such a manner as to adversely affect the rights of the Company Director Designee unless (x) such termination or modification is required by applicable Law or (y) the Company Director Designee has consented in writing to such termination or modification (it being expressly agreed that the Company Director Designee shall be a third-party beneficiary of this Section 2.6).
Section 2.7    Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, (b) this Agreement be, and hereby is adopted as, a “plan of reorganization” for the Merger for purposes of Section 354 and Section 361 of the Code and (c) the Per Share Cash Consideration shall be treated as the receipt of cash consideration in connection with the Merger and in exchange for Company Common Stock. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local law), the parties to this Agreement shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.7, and no party shall take a position inconsistent with such treatment.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND THE CAPITAL STOCK OF MERGER SUB; EXCHANGE
Section 3.1    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company:
(a)Capital Stock of Merger Sub. All shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as shares of capital stock of the Surviving Corporation.
(b)Capital Stock of the Company.
(i)Subject to the other provisions of this Article III, each share of Class A common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares) shall automatically be converted into the right to receive (A) from Parent, that number of validly issued, fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”) and (B) from Parent Manager (acting solely on its own behalf), as additional consideration, $0.09 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Common Merger Consideration”).
(ii)All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Per Share Common Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case, to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.
(iii)Subject to the other provisions of this Article III, each share of the Company’s 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock, $0.01 par value per share (the “Company Series B Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive one newly issued share of Parent Series D Cumulative Redeemable Preferred Stock (the “Per Share Series B Preferred Merger Consideration”).
(iv)Subject to the other provisions of this Article III, each share of the Company’s 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Company Series C Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive one newly issued share of Parent Series E Cumulative Redeemable Preferred Stock (the “Per Share Series C Preferred Merger Consideration”).
(v)All such shares of Company Series B Preferred Stock and Company Series C Preferred Stock, when so converted pursuant to Section 3.1(b)(iii) and Section 3.1(b)(iv), respectively, shall automatically be cancelled and cease to exist. Each holder of a share of Company Series B Preferred Stock and Company Series C Preferred Stock, as applicable, that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Per Share Series B Preferred Merger Consideration and the Per Share Series C Preferred Merger Consideration therefor, as applicable, to be issued in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.
(vi)All shares of Company Common Stock held by Parent or Merger Sub or by any wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (collectively, the “Cancelled Shares”).
(c)Adjustment to Merger Consideration and Exchange Ratio for Stock Split, Etc. The Merger Consideration and the Exchange Ratio shall be equitably adjusted, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock, Company Series B Preferred Stock, Company Series C Preferred Stock or Parent Common Stock, as applicable), subdivision, reorganization, reclassification, recapitalization, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Company Series B Preferred Stock, Company Series C Preferred Stock or Parent Common Stock outstanding after the date hereof and prior to the Effective Time and thereafter all references to the Merger Consideration and the Exchange Ratio, as applicable, shall be deemed to be the Merger Consideration and Exchange Ratio, as so adjusted. Nothing in this Section 3.1(c) shall be construed to permit the Company, Parent or any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 3.2    Treatment of Company Equity-Based Awards.
(a)Company Restricted Shares. Each share of Company Common Stock issued by the Company under a Company Equity Plan that is unvested and/or is subject to a repurchase option or obligation, risk of forfeiture or other restriction (each, a “Company Restricted Share”) that is issued and outstanding as of immediately prior to the Effective Time (i) shall, as of immediately prior to the Effective Time, become fully vested and all restrictions and limitations with respect thereto shall lapse as of immediately prior to the Effective Time and (ii) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be considered outstanding for all purposes of this Agreement, including the right to receive the Per Share Common Merger Consideration in accordance with Section 3.1(b), subject to Section 3.3(i).
(b)Company Performance RSUs.
(i)Each award of performance restricted stock units granted under a Company Equity Plan (“Company Performance RSUs”) that is outstanding as of immediately prior to the Effective Time (other than any award of Stock Price Performance RSUs, which are addressed in Section 3.2(b)(ii)), (A) shall, as of immediately prior to the Effective Time, become earned and fully vested with respect to (x) the number of shares of Company Common Stock subject to such award of Company Performance RSUs immediately prior to the Effective Time that would vest as if the applicable performance goals set forth in the applicable award agreement were achieved at maximum performance levels, and all restrictions, limitations and conditions with respect thereto shall lapse as of immediately prior to the Effective Time, plus (y) the number of shares of Company Common Stock attributable to any dividend equivalent rights that have been accrued with respect to such award of Company Performance RSUs but are unpaid as of immediately prior to the Effective Time and (B) shall, with respect to the number of shares of Company Common Stock determined in accordance with the immediately preceding clause (A), as of the Effective Time, automatically and without any action on the part of the holder thereof, be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Per Share Common Merger Consideration in accordance with Section 3.1(b); provided, however, that, in accordance with Section 3.3(h), a single cash payment shall be made in lieu of the issuance of any fractional shares.
(ii)At the Effective Time, each Company Performance RSU set forth in Section 3.2(b)(ii) of the Company Disclosure Letter that is outstanding and unvested as of immediately prior to the Effective Time (each, a “Stock Price Performance RSU”) (A) shall, as of immediately prior to the Effective Time, become earned and fully vested with respect to (x) the number of shares of Company Common Stock subject to such Stock Price Performance RSU award that would vest as if the performance goals set forth in the applicable award agreement were achieved at the actual level of performance, and all restrictions, limitations and conditions with respect thereto shall lapse as of immediately prior to the Effective Time, plus (y) the number of shares of Company Common Stock attributable to any dividend equivalent rights that have been accrued with respect to such award of Stock Price Performance RSUs but are unpaid as of immediately prior to the Effective Time and (B) shall, with respect to the number of shares of Company Common Stock determined in accordance with the immediately preceding clause (A), as of the Effective Time, automatically and without any action on the part of the holder thereof, be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Per Share Common Merger Consideration in accordance with Section 3.1(b); provided, however, that, in accordance with Section 3.3(h), a single cash payment shall be made in lieu of the issuance of any fractional shares.
(c)Company Deferred Stock Units. Each Company Deferred Stock Unit that is outstanding as of immediately prior to the Effective Time (i) shall, as of immediately prior to the Effective Time, become fully vested and all restrictions, limitations and conditions with respect thereto shall lapse as of immediately prior to the Effective Time and (ii) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Per Share Common Merger Consideration in accordance with Section 3.1(b); provided, however, that, in accordance with Section 3.3(h), a single cash payment shall be made in lieu of the issuance of any fractional shares.
(d)Payment Procedures. Parent shall cause the consideration described in this Section 3.2 payable with respect to Company Restricted Shares, Company Performance RSUs and Company Deferred Stock Units to be paid in accordance with Section 3.3, which may be net settled in respect of applicable withholding Taxes, if any. To the extent that any payments due under this Section 3.2 cannot be paid at the time specified herein without causing the imposition of additional Taxes or penalties under Section 409A of the Code, such payments shall instead be paid at the earliest time after the Effective Time that would not result in the imposition of such Taxes or penalties.

(e)Company Actions. Prior to the Effective Time, the parties agree that the Company shall, and shall be permitted under this Agreement to, take, or cause to be taken, such actions and adopt such resolutions as are required to effectuate the treatment of the Company Restricted Shares, the Company Performance RSUs and the Company Deferred Stock Units pursuant to the terms of this Section 3.2, and to take all actions reasonably required to effectuate any provision of this Section 3.2.
Section 3.3    Payment for Securities; Exchange.
(a)Exchange Agent; Exchange Fund. Prior to the Closing Date, Parent, Merger Sub and Parent Manager shall enter into an agreement with the Company’s transfer agent to act as agent for the holders of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.3(h) and any dividends or other distributions pursuant to Section 3.3(g), to which such holders shall become entitled pursuant to this Article III. On or prior to the Closing Date and prior to the Effective Time, (i) Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock, as applicable, for issuance in accordance with this Article III through the Exchange Agent, (A) the cash (solely as it relates to payments in lieu of fractional shares) and number of shares of Parent Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1 and Section 3.2, (B) the number of shares of applicable Parent Preferred Stock issuable to the holders of Company Series B Preferred Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1 and (C) the number of shares of applicable Parent Preferred Stock issuable to the holders of Company Series C Preferred Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1 and (ii) Parent Manager (acting solely on its own behalf) shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for issuance in accordance with this Article III through the Exchange Agent, an aggregate amount of cash sufficient to pay the Per Share Cash Consideration. Parent agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make any cash payments in lieu of fractional shares pursuant to Section 3.3(h) and, in the event there are insufficient funds to make the payments contemplated by this Article III, additional cash in an amount which is equal to the deficiency in an amount required to make such payments in full. Parent Manager (acting solely on its own behalf) agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay the Per Share Cash Consideration and, in the event there are insufficient funds to pay the Per Share Cash Consideration, additional cash in an amount which is equal to the deficiency in an amount required to make such payments in full. Parent and Parent Manager shall instruct the Exchange Agent to, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock, as applicable, pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a), Section 3.3(g) and Section 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash, shares of Parent Common Stock and shares of Parent Preferred Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall be referred to herein as the “Exchange Fund.” The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock for the Merger Consideration and cash in lieu of fractional shares. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.
(b)Exchange Procedures.
(i)Parent and Parent Manager shall instruct the Exchange Agent to, as soon as practicable after the Effective Time, but in no event more than two Business Days after the Closing Date, mail or otherwise deliver to each record holder, as of immediately prior to the Effective Time, of (A) a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock, Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable (the “Certificates”), or (B) shares of Company Common Stock, Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted pursuant to Section 3.1 or Section 3.2 into the right to receive the applicable Merger Consideration at the Effective Time, (1) a letter of transmittal (“Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing (it being understood that the forms of Letter of Transmittal to be mailed to the holders of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock may vary in certain respects due to differences in the respective securities) and (2) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the applicable Merger Consideration set forth in Section 3.1 or Section 3.2.

(ii)Upon surrender to the Exchange Agent of Certificates or Book-Entry Shares, together with the Letter of Transmittal (or, in the case of Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent or such other evidence, if any, required to be obtained by the Exchange Agent in connection with the surrender of Book-Entry Shares), duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the applicable Merger Consideration pursuant to the provisions of this Article III (which shares of Parent Common Stock and Parent Preferred Stock shall be in uncertificated book-entry form) and (B) a check or wire transfer in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and any dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the applicable Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the applicable Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration payable in respect of such shares of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).
(c)Termination of Rights. All Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock or Parent Preferred Stock pursuant to Section 3.3(g), in each case paid upon the surrender of and in exchange for shares of Company Common Stock, Company Series B Preferred Stock or Company Series C Preferred Stock in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Exchange Agent or the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration payable in respect of the shares of Company Common Stock, Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Cancelled Shares), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.
(d)Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Shareholders on the 365th day after the Closing Date shall be delivered to the Surviving Corporation upon demand, and any former Company Shareholders who have not theretofore received the applicable Merger Consideration to which they are entitled under this Article III, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock and Parent Preferred Stock, as applicable, to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.
(e)No Liability. None of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which the applicable Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(f)Lost, Stolen or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Cancelled Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount, pursuant to the policies and procedures of the transfer agent for Parent, as the

Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent and Parent Manager shall instruct the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the shares of Company Common Stock, Company Series B Preferred Stock or Company Series C Preferred Stock, as applicable, formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock and Parent Preferred Stock to which the holders thereof are entitled pursuant to Section 3.3(g).
(g)Distributions with Respect to Parent Common Stock or Parent Preferred Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock or Parent Preferred Stock, as applicable, with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares with respect to the whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, that such holder would be entitled to receive upon surrender of such Certificates or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificates or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock or Parent Preferred Stock, as applicable. For purposes of dividends or other distributions in respect of shares of Parent Common Stock or Parent Preferred Stock, as applicable, all whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, were issued and outstanding as of the Effective Time.
(h)No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the average of the daily volume weighted average prices of one share of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall instruct the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.
(i)Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation, Parent Manager and the Exchange Agent shall be entitled to deduct and withhold from (i) the consideration (including Per Share Common Merger Consideration payable in respect of the Company Restricted Shares, Company Performance RSUs and Company Deferred Stock Units) to be paid by Parent, the Surviving Corporation, Parent Manager or the Exchange Agent hereunder and (ii) any other amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of state, local or foreign Tax Law. If Parent, the Surviving Corporation, Parent Manager or the Exchange Agent believes that such deduction or withholding is required, the applicable withholding Person shall use commercially reasonable efforts to provide the Company with written notice at least five Business Days prior to withholding any amount pursuant to this Section 3.3(i) such that the Company and/or the holders of the Company Common Stock, Company Restricted Shares, Company Performance RSUs and/or Company Deferred Stock Units shall have the opportunity to eliminate or reduce such deduction or withholding obligation by filing appropriate documentation or taking other appropriate action, and subject to their respective obligations under applicable Law, Parent, the Surviving Corporation and Parent Manager shall, and such parties shall instruct the Exchange Agent to, cooperate in good faith with the Company and/or such holders as necessary to eliminate or reduce such deduction or withholding, in each case, to the extent permitted under applicable Law. Any such amounts so deducted or withheld shall be paid over to the relevant Taxing Authority in accordance with applicable Law by the Exchange Agent, the Surviving Corporation, Parent Manager or Parent, as the case may be, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
(j)Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed or furnished with the SEC and publicly available on EDGAR at least two Business Days prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:
Section 4.1    Organization, Standing and Power.
(a)Each of the Company, its Subsidiaries and the MSR Entities is, as applicable, a corporation, partnership, limited partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than, in each case, where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company, its Subsidiaries and the MSR Entities is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting requires such qualification or license, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents.
(b)Section 4.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Subsidiary of the Company, including a list of each Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by the Company in such Subsidiary, (iii) the amount of its authorized capital stock or other equity interests and (iv) the amount of its outstanding capital stock or other equity interests.
(c)Section 4.1(c) of the Company Disclosure Letter sets forth an accurate and complete list of Persons, other than the Subsidiaries of the Company, in which the Company or any Subsidiary of the Company has an equity interest.
Section 4.2    Capital Structure.
(a)As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 450,000,000 shares of Class A Common Stock, (ii) 100,000,000 shares of Class B common stock, par value $0.01 per share (“Company Class B Common Stock”), (iii) 100,000 shares of preferred stock designated as Series A Preferred Stock (“Company Series A Preferred Stock”), (iv) 2,000,000 shares of preferred stock designated as Company Series B Preferred Stock, (v) 2,500,000 shares of preferred stock designated as Company Series C Preferred Stock and (vi) 20,400,000 shares of undesignated preferred stock (“Company Undesignated Preferred Stock”). At the close of business on April 30, 2023: (A) 28,360,447 shares of Company Common Stock were issued and outstanding, including 731,959 Company Restricted Shares issued pursuant to the Company 2021 LTIP and 96,168 Company Restricted Shares issued pursuant to the Company 2014 LTIP; (B) 548,272 Company Deferred Stock Units were issued and outstanding, including 230,485 Company Deferred Stock Units issued pursuant to the Company 2021 LTIP, 264,141 Company Deferred Stock Units issued pursuant to the Company 2014 LTIP, 32,477 Company Deferred Stock Units issued pursuant to the Company 2011 LTIP and 21,169 Company Deferred Stock Units issued pursuant to the Company Non-Employee Director Stock Compensation Plan; (C) 1,000,733 Company Performance RSUs (other than Stock Price Performance RSUs) were issued and outstanding, including 1,000,733 Company Performance RSUs issued pursuant to the Company 2021 LTIP and 0 Company Performance RSUs issued pursuant to the Company 2014 LTIP (in each case, assuming such Company Performance RSUs were earned at the maximum level of performance), and 0 shares of Company Common Stock have been accrued in respect of dividend equivalent rights under outstanding awards of such Company Performance RSUs; (D) 2,450,980 Stock Price Performance RSUs were issued and outstanding, including 2,450,980 Stock Price Performance RSUs issued pursuant to the Company 2021 LTIP and 0 Stock Price Performance RSUs issued pursuant to the Company 2014 LTIP (in each case, assuming such Stock Price Performance RSUs were earned at the actual level of performance in connection with the Merger), and 0 shares of Company Common Stock have been accrued in respect of dividend equivalent rights under outstanding awards of such Stock Price Performance RSUs; (E) 379,668 shares of the Company Series B Preferred Stock were issued and outstanding; (F) 957,133 shares of Company Series C Preferred Stock were issued and outstanding; and (G) 813,470 shares of Company Common Stock were reserved for issuance pursuant to the Company 2021 LTIP and 0 shares of Company Common Stock were reserved for issuance pursuant to Company 2014 LTIP. At the close of business on April 30, 2023, none of the Company Class B Common Stock, Company Series A Preferred Stock or Company Undesignated Preferred Stock were outstanding. Except as set forth in this Section 4.2, at the close of business on April 30, 2023, there are no other shares of outstanding Company Capital Stock issued, reserved for issuance or outstanding.
(b)All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with applicable state and federal securities Laws, the VSCA and the Organizational Documents of the Company. The Company owns, of record and beneficially, directly or indirectly, (x) all of the issued and outstanding shares of capital stock of, or other equity interests in, the Subsidiaries of the Company and (y) the issued and outstanding limited partner interests set forth in Section 4.1(c) of the Company Disclosure Letter in each MSR Entity, in each case, free and clear of all Liens, other than Permitted Liens. As of the close of business on April 30, 2023, except as set forth in this Section 4.2 and the Organizational Documents of the Company, and except for stock grants or other awards granted in accordance with Section 6.1(b), there are no outstanding: (i) shares of Company Capital Stock; (ii) Voting Debt of the Company; (iii) securities of the Company, any Subsidiary of the Company or any MSR Entity convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt of the Company; (iv) contractual obligations of the Company, any Subsidiary of the Company or any MSR Entity to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of the Company; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which the Company, any Subsidiary of the Company or any MSR Entity is a party or by which it is bound, in any case, obligating the Company, any Subsidiary of the Company or any MSR Entity to (A) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, any Voting Debt or other voting securities of the Company or (B) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement with respect to shares of Company Capital Stock, any Voting Debt or other voting securities of the Company. Except as set forth in the Organizational Documents of the Company, there are no shareholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.
(c)Except as set forth in Section 4.2(c) of the Company Disclosure Letter, the Company has not exempted any Person from the share ownership limits set forth in the Organizational Documents of the Company or established or increased an “excepted holder limit,” which exemption or “excepted holder limit” remains in effect.
(d)All dividends or other distributions on the shares of Company Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of the Company which have been authorized or declared prior to the date hereof, including any dividend equivalents payable prior to the date hereof pursuant to the terms of an award of Company Restricted Shares or Company Deferred Stock Units, have been paid in full (except to the extent such dividends or distributions have been declared and are not yet due and payable). As of the date of this Agreement, there are no declared and unpaid dividends with respect to any shares of Company Capital Stock or declared and unpaid material dividends with respect to any securities of any Subsidiary of the Company (including any material dividends payable to the Company from a Subsidiary of the Company).
Section 4.3    Authority; No Violations; Approvals.
(a)The Company has all requisite corporate power to execute and deliver this Agreement and to perform its obligations hereunder, subject, with respect to the consummation of the Merger, to clauses (i) through (iii) below. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, including the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to (i) receipt of the Company Shareholder Approval and (ii) the filing of the Articles of Merger with the Virginia Commission and the issuance of a certificate of merger by the Virginia Commission as required by the VSCA. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent, Merger Sub and Parent Manager, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, (A) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and the Company Shareholders, (B) adopted and approved this Agreement and declared that the Transactions, including the Merger, are advisable, (C) directed that the Merger and the other Transactions be submitted to the holders of Company Common Stock for consideration at the Company Shareholders Meeting and (D) made the Company Board Recommendation. As of the date hereof, none of the foregoing actions by the Company Board have been rescinded, withdrawn or modified in any way. Assuming that the terms of the Parent Series D Cumulative Redeemable Preferred Stock and Parent Series E Cumulative Redeemable Preferred Stock to be issued to the holders of Company Series B Preferred Stock and Company Series C Preferred Stock, respectively, are as set forth in the certificates of designations in the forms attached hereto as Annex B and Annex C, respectively, (1) each holder of Company Preferred Stock shall not have the right to convert any of the shares of Company Series B Preferred Stock and Company Series C Preferred Stock, as applicable, into Company Common Stock as a result of the Merger, and (2) the Company Shareholder Approval is the only vote of the holders of any class or series of the Company Capital Stock that is necessary to approve the Merger and the other Transactions.
(b)Except as set forth in Section 4.3(b) of the Company Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) assuming that the Company Shareholder Approval is obtained, contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company, any of its Subsidiaries or any MSR Entity, under, any provision of any Company Contract to which the Company, any of its Subsidiaries or any MSR Entity is a party or by which the Company, any of its Subsidiaries or any MSR Entity or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Shareholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company, any of its Subsidiaries or any MSR Entity or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.4    Consents. No Consent from any Governmental Entity or Agency is required to be obtained or made by the Company, any of its Subsidiaries or any MSR Entity in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (including any amendments or supplements, the “Proxy Statement”) relating to the meeting of the holders of Company Common Stock to consider the approval of this Agreement, the Merger and the other Transactions (including any postponement, adjournment or recess thereof, the “Company Shareholders Meeting”) and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with the Virginia Commission and the issuance of a certificate of merger by the Virginia Commission in each case pursuant to the VSCA; (c) such filings as may be required under the rules and regulations of NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5    SEC Documents; Financial Statements; Internal Controls and Procedures.
(a)Since December 31, 2021, the Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)The consolidated audited and unaudited interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review and the Company does not have outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. As of the date hereof, none of the Company SEC Documents is the subject of any confidential treatment request by the Company.
(c)Other than any off-balance sheet arrangements disclosed in the Company SEC Documents filed or furnished prior to the date hereof, neither the Company nor any Subsidiary of the Company is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as described in Instruction 8 to Item 303(b) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.
(d)The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From January 1, 2022, to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.
Section 4.6    Absence of Certain Changes or Events.
(a)From January 1, 2023, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(b)From January 1, 2023, through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of and other actions taken in connection with, this Agreement, the Company and each of its Subsidiaries and, to the Company’s knowledge, each MSR Entity (only with respect to the MSR Investments) have conducted their business in the ordinary course of business in all material respects.
Section 4.7    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of the Company dated as of December 31, 2022 (including the notes thereto) contained in the Company SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2022; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(ix); and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.8    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock, Parent Series D Cumulative Redeemable Preferred Stock and Parent Series E Cumulative Redeemable Preferred Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information (i) supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of the Company and not obtained from or incorporated by reference to the Company’s filings with the SEC.

Section 4.9    Company Permits; Compliance with Applicable Law. The Company, its Subsidiaries and the MSR Entities hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its Subsidiaries and the MSR Entities are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company nor any MSR Entity, is in violation or breach of, or default under, any Company Permit, nor has the Company, any Subsidiary of the Company or any MSR Entity received any claim or notice indicating that the Company, any Subsidiary of the Company or any MSR Entity, as applicable, is currently not in compliance with the terms of any Company Permits, except where the failure to be in compliance with the terms of any Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company, its Subsidiaries and the MSR Entities are not currently being conducted, and at no time since January 1, 2022, have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company, any of its Subsidiaries or any MSR Entity is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.10    Compensation; Benefits.
(a)Set forth in Section 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the Employee Benefit Plans sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has, or could reasonably be expected to have, any material liability (the “Company Plans”). True, correct and complete copies of each of the Company Plans (or, in the case of any unwritten Company Plan, a written description thereof) and any amendments thereto and, as applicable, any related trust agreements, insurance contracts or other funding arrangements, favorable determination or opinion letters, and the most recent report on Form 5500 and summary plan description with respect to each such Company Plan, in each case, have been furnished or made available to Parent or its Representatives.
(b)Each Company Plan has been administered, funded (if applicable) and maintained in compliance with its terms and all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)Each Company Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the IRS, and to the knowledge of the Company, no events have occurred that would reasonably be expected to result in any such letter being revoked or in the loss of the qualified status of any such Company Plan.
(d)As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.
(f)There are no material unfunded benefit obligations with respect to any Company Plan that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.
(g)None of the Company or any of its Subsidiaries contributes to, has an obligation to contribute to or otherwise has any liability (actual or contingent) with respect to, and no Company Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA or Section 412 of the Code.
(h)Except for continuation coverage to be provided, and for no longer than the continuation coverage is required to be provided, pursuant to Section 4980B of the Code or any similar state Law for which any director, officer or employee (including any former director, officer or employee) is responsible for the full cost of such coverage, neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer or employee (including any former director, officer or employee) of the Company or any of its Subsidiaries.

(i)Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider of the Company or any of its Subsidiaries for any Tax incurred by such service provider under Sections 409A or 4999 of the Code.
(j)Except as contemplated by this Agreement or as set forth in Section 4.10(j) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event), (i) result in any payment or benefit from the Company or any of its Subsidiaries becoming due, or increase in the amount of any compensation due, to any of their respective current or former officers, employees or consultants, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Company Plan) or vesting of or otherwise trigger any compensation or benefits payable to or in respect of any current or former employee, director or consultant of the Company or its Subsidiaries or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan.
(k)Except as set forth in Section 4.10(k) of the Company Disclosure Letter, no payment or benefit (or portion thereof) that is required to be made by the Company, the Surviving Corporation or Parent under any Company Plan or this Agreement with respect to any “disqualified individual” (as defined within Treas. Reg. 1.280G-1, Q&A 15), individually or in the aggregate, could be an “excess parachute payment” within the meaning of Section 280G(b) of the Code.
Section 4.11    Employment and Labor Matters.
(a)The Company has provided Parent a true, correct and complete list of each employee of the Company or any of its Subsidiaries that specifies for each such individual, to the extent applicable, his or her: (i) name; (ii) job title; (iii) employing entity; (iv) hire date and service date (if different than hire date); (v) status as exempt or non-exempt under the Fair Labor Standards Act; (vi) current annualized salary or hourly rate of pay, as applicable; (vii) eligibility to receive other compensation (including bonus, commissions, profit-sharing, pension benefits and any other non-wage compensation); (viii) leave status (including type of leave, duration of leave and expected return date); (ix) details of any applicable visa, work permit or other work authorization, including details regarding sponsoring entity and date of expiration, as applicable; and (x) primary location of employment. The Company has also provided Parent a true, correct and complete list of each individual who provides material services to the Company or any of its Subsidiaries in the capacity of an independent contractor, along with his or her (i) name and, if applicable, the entity through which he or she provides services, (ii) services performed, and (iii) compensation for such services. Collectively, the individuals listed within the two lists provided by the Company to Parent and referenced in this Section 4.11(a) represent the entirety of the individuals necessary to manage and operate the businesses of the Company and its Subsidiaries as currently managed and operated.
(b)The Company and each of its Subsidiaries and, to the Company’s knowledge, each MSR Entity, are, and since January 1, 2022 have been, in compliance with all applicable Laws respecting labor and employment, including all such Laws respecting wages, hours, overtime pay, non-discrimination, non-retaliation, non-harassment, civil rights, employment practices, equal employment opportunity, recordkeeping, meal and rest breaks, employee training, immigration and employment eligibility verification, withholdings and deductions, privacy, classification and payment of employees, independent contractors and consultants, pay and employment equity, collective bargaining, employee leave, plant closings and mass layoffs, workers’ compensation, occupational health and safety and the terms and conditions of employment, except to the extent the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)There are not, and since January 1, 2022 have not been, any Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, any MSR Entity, in connection with the employment or engagement of, on behalf of, or otherwise relating to, any current or former employee of the Company or any of its Subsidiaries or any other individual who provides or has provided services to the Company or any of its Subsidiaries, except for such pending or threatened Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)Neither the Company nor any Subsidiary of the Company is or has ever been a party to, or bound by, any collective bargaining agreement, memorandum of understanding or other contract with a labor union, works council, labor organization or similar representative of employees. Neither the Company nor any Subsidiary of the Company is or has ever been subject to any strikes, work stoppages, picketing, walkouts, slowdowns, lockouts, arbitrations, grievances, unfair labor practice charges or other material labor disputes. There are no demands for recognition or certification, and, to the knowledge of the Company, there is no organizing activity with respect to the formation of a collective bargaining unit or election or recognition of a collective bargaining representative presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Subsidiary of the Company.

Section 4.12    Taxes.
(a)The Company and each of its Subsidiaries and, to the knowledge of the Company, each of the MSR Entities has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf) all material amounts of Taxes required to be paid by them, other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.
(b)The Company: (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 2019, and through and including its taxable year ended December 31, 2022, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2023, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Merger; and (iv) has not taken or, to its knowledge, omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of the Company, no such challenge is pending or has been threatened in writing.
(c)Each of the Company’s Subsidiaries and each of the MSR Entities has been since the latest of December 31, 2019, its acquisition or its formation and continues to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary or (iii) a Taxable REIT Subsidiary.
(d)Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to Tax pursuant to Section 337(d) or Section 1374 of the Code (or any similar rules) or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.
(e)(i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of the Company, threatened in writing with regard to any material Taxes or Tax Returns of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of the MSR Entities; (ii) no material deficiency for Taxes of the Company, any of its Subsidiaries or any of the MSR Entities has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened in writing, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of the MSR Entities has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (iv) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of the MSR Entities is currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; and (v) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of the MSR Entities has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(f)Since the Company’s formation, (i) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid and (ii) neither the Company nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of the Company, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any of its Subsidiaries.
(g)The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(h)There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except for Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.
(j)There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.
(k)Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.
(l)Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m)As of December 31st of each taxable year of the Company from and since the Company’s taxable year ended December 31, 2019, and, as of the date hereof, neither the Company nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(n)Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the knowledge of the Company is there any other fact or circumstance that could be reasonably expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(o)Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(p)No written power of attorney that has been granted by the Company or any of its Subsidiaries (other than to the Company or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.
(q)Neither the Company nor any of its Subsidiaries has undergone an ownership change (within the meaning of Section 382(g)(1) of the Code).
(r)This Section 4.12 and Section 4.10 constitute the exclusive representations and warranties of the Company with respect to Tax matters.
Section 4.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and since January 1, 2022 has been no, (a) Proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the MSR Entities or any of their respective properties, rights or assets or (b) judgment, decree or injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against the Company, any of its Subsidiaries or any of the MSR Entities.
Section 4.14    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company, its Subsidiaries or the MSR Entities own or are licensed or otherwise possess valid rights to use all Company Intellectual Property used in the conduct the business of the Company and its Subsidiaries and the business of the MSR Entities regarding the MSR Investments, in each case, as it is currently conducted, (b) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries and the business of the MSR Entities regarding the MSR Investments, in each case, as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Company Intellectual Property rights owned by the Company, any Subsidiary of the Company or any of the MSR Entities and (d) to the knowledge of the Company, no Person is currently infringing or misappropriating Company Intellectual Property. The Company, its Subsidiaries and, to the Company’s knowledge, the MSR Entities have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries and the business of the MSR Entities regarding the MSR Investments, in each case, as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15    Real Property. Neither the Company nor any Subsidiary of the Company owns any real property, other than as and to the extent disclosed in Section 4.15 of the Company Disclosure Letter or the Company SEC Documents filed or furnished with the SEC prior to the date hereof. Neither the Company nor any Subsidiary of the Company has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in Section 4.15 of the Company Disclosure Letter or the Company SEC Documents filed or furnished with the SEC prior to the date hereof.
Section 4.16    Material Contracts.
(a)Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:
(i)other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of Company Portfolio Securities entered into by the Company, its Subsidiaries or the MSR Entities in the ordinary course of business, and (B) repurchase contracts entered pursuant to the Company’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of the Company’s business, each merger, business combination, acquisition, purchase, sale or divestiture contract to which the Company or a Subsidiary of the Company is a party that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;
(ii)each contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Subsidiary of the Company or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);
(iii)each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000;
(iv)each contract to which the Company or a Subsidiary of the Company is a party that involves or constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes (collectively, “Hedging Contracts”);
(v)each employment contract to which the Company or a Subsidiary of the Company is a party other than employment contracts providing for at-will employment that can be terminated at any time with less than one day’s notice and without liability to the Company or any of its Subsidiaries;
(vi)each contract containing any non-compete, non-solicit, exclusivity or similar type of provision that materially restricts the ability of the Company or any of its Subsidiaries (including Parent upon consummation of the Transactions) to compete or otherwise engage in any line of business or with any Person or geographic area;
(vii)         each contract pursuant to which the Company or any Subsidiary of the Company may be obligated to issue or repurchase any Company Capital Stock or any capital stock or other equity interests in any Subsidiary of the Company;
(viii)each partnership, joint venture, limited liability company or strategic alliance agreement to which the Company or a Subsidiary of the Company is a party (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries);
(ix)each contract between or among the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;
(x)each contract that obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers or employees of the Company or any of its Subsidiaries;

(xi)each vendor, supplier or third party consulting or similar contract not otherwise described in this Section 4.16(a) that (A) cannot be voluntarily terminated pursuant to its terms within 60 days after the Effective Time and (B) under which it is reasonably expected the Company or any of its Subsidiaries will be required to pay fees, expenses or other costs in excess of $250,000 following the Effective Time;
(xii)each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) not otherwise described in this Section 4.16(a) with respect to the Company or any Subsidiary of the Company; and
(xiii)each contract evidencing an interest or obligation of the Company, its Subsidiaries or any MSR Entity in connection with any MSR Investment, including (A) Indebtedness related to such MSR Investment, (B) purchase agreements for mortgage servicing rights (“MSRs”) underlying a MSR Investment, to the extent such MSR Investment is entered into between the Company, its Subsidiaries or any MSR Entity and the applicable MSR purchaser (each, an “MSR Purchase Agreement”), (C) any agreement for which rights in the MSR Investment are pledged or which document any costs or expenses assumed or required to be paid in connection with a MSR Investment, (D) sale confirmations or other agreements of the relevant parties to substantiate the acquisition of any MSR Investment and any related MSR Purchase Agreement and (E) any consent or agreement (via acknowledgment agreement, subordination of interest agreement, bifurcation agreement or otherwise) from an Agency with respect to any MSR Investment.
(b)Collectively, the contracts set forth in Section 4.16(a) are herein referred to as the “Company Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company, each of its Subsidiaries and each MSR Entity, as applicable, that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any MSR Entity is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. Complete and accurate copies of each Company Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to Parent. Since January 1, 2022, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any MSR Entity, has received written notice of any material violation of or material default under any Company Contract.
Section 4.17    Insurance. To the knowledge of the Company, (a) all current, material insurance policies of the Company and its Subsidiaries (collectively, the “Material Company Insurance Policies”) are in full force and effect and (b) all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.
Section 4.18    Opinion of Financial Advisor. The Company Board has received an opinion from Wells Fargo Securities, LLC addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other factors set forth therein, the Per Share Common Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.
Section 4.19    Brokers. Except for the fees and expenses payable to Wells Fargo Securities, LLC, which shall be paid by the Company, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 4.20    State Takeover Statute. Assuming the accuracy of Section 5.21, the Company Board has taken all action necessary to render exempt or inapplicable to the Merger and the other Transactions: (a) the provisions of Article 14.1 of the VSCA; and (b) to the extent applicable to the Company, any other Takeover Law.
Section 4.21    Investment Company Act. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any MSR Entity is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.

Section 4.22    Related Party Transactions. Except as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2021 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of the Company, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K promulgated by the SEC. Section 4.22 of the Company Disclosure Letter sets forth each agreement between the Company, any of its Subsidiaries or any MSR Entity, on the one hand, and any Affiliates (other than Subsidiaries of the Company) of the Company, on the other hand.
Section 4.23    Company Rights Agreement. Other than the Company Rights Agreement, there is no stockholders rights plan, “poison pill” anti-takeover plan or other similar arrangement in effect, to which the Company is party or otherwise bound. The Company and the Company Board have taken all necessary action to render the Rights (as defined in the Company Rights Agreement) issued pursuant to the Company Rights Agreement inapplicable to the execution and delivery of this Agreement and the consummation of the Transactions and to ensure that none of the execution or delivery of this Agreement or the consummation of the Transactions will result in a Distribution Date (as defined in the Company Rights Agreement). As of the date hereof, no Distribution Date has occurred and the Company has not determined any Person to be an Acquiring Person (as defined in the Company Rights Agreement).
Section 4.24    No Additional Representations.
(a)Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or the MSR Entities or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or any MSR Entity or their respective properties, assets or businesses or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, any of its Subsidiaries or any MSR Entity, the negotiation of this Agreement or in the course of the Transactions.
(b)Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, the Parent Disclosure Letter or in any other document or certificate delivered by Parent or Merger Sub or their respective Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND PARENT MANAGER
Except as set forth in the disclosure letter delivered by Parent, Merger Sub and Parent Manager to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents filed or furnished with the SEC and publicly available on EDGAR at least two Business Days prior to the date of this Agreement (including all exhibits and schedules thereto and documents incorporated by reference therein, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward looking in nature), Parent and Merger Sub jointly and severally, on the one hand, and Parent Manager, on the other hand, as applicable, represent and warrant to the Company as follows:
Section 5.1    Organization, Standing and Power.
(a)Each of Parent, its Subsidiaries (including Merger Sub) and Parent Manager is, as applicable, a corporation, partnership or limited liability company duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized, validly existing, in good standing or to have such power or authority would not reasonably be expected to (i) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”) and (ii) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. Each of Parent, its Subsidiaries (including Merger Sub) and Parent Manager is duly qualified or licensed to do business and, where relevant, is in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification, licensing or good standing necessary, other than where the failure to so qualify, be licensed or in good standing would not reasonably be expected to (x) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (y) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents.
(b)Section 5.1(b) of the Parent Disclosure Letter sets forth an accurate and complete list of each Significant Subsidiary of Parent, including a list of each Significant Subsidiary that is a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Significant Subsidiary, (ii) the type and percentage of interest held, directly or indirectly, by Parent in such Significant Subsidiary, (iii) the amount of such Significant Subsidiary’s authorized capital stock or other equity interests and (iv) the amount of such Significant Subsidiary’s outstanding capital stock or other equity interests.
Section 5.2    Capital Structure.
(a)As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 100,000,000 shares of Parent Preferred Stock. At the close of business on April 30, 2023: (A) 67,161,740 shares of Parent Common Stock were issued and outstanding; (B) 13,420,421 shares of Pre-Merger Parent Preferred Stock were issued and outstanding; (C) 815,933 shares of Parent Common Stock were reserved for issuance pursuant to equity or equity-based awards outstanding under, or that may be granted in the future under, the equity compensation plan of Parent (as amended from time to time, the “Parent Equity Plan”); and (D) 40,576,092 shares of Parent Common Stock were reserved for issuance in connection with the conversion of Pre-Merger Parent Preferred Stock. Except as set forth in this Section 5.2, at the close of business on April 30, 2023, there are no other shares of outstanding Parent Capital Stock issued, reserved for issuance or outstanding.
(b)All outstanding shares of Parent Capital Stock have been, and all shares of Parent Capital Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, are or will be, as applicable, (i) duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights and (ii) issued and granted in compliance in all material respects with applicable state and federal securities Laws and other applicable Law, the Delaware General Corporation Law and the Organizational Documents of Parent. The Parent Common Stock and Parent Preferred Stock to be issued pursuant to this Agreement, when issued, will be (A) validly issued, fully paid and nonassessable and not subject to preemptive rights, (B) free and clear of any Liens and (C) issued in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in any applicable contracts of Parent or its Subsidiaries. Parent owns, of record and beneficially, directly or indirectly, all of the issued and outstanding shares of capital stock, membership interests, partnership interests or other equity interests, as applicable, of the Subsidiaries of Parent, including Merger Sub, free and clear of all Liens, other than Permitted Liens. As of the close of business on April 30, 2023, except as set forth in this Section 5.2, there is or are no outstanding: (i) shares of Parent Capital Stock; (ii) Voting Debt of Parent or any of its Subsidiaries; (iii) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock or Voting Debt of Parent or any of its Subsidiaries; (iv) contractual obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any Subsidiary of Parent, except as set forth in Section 5.2(b) of the Parent Disclosure Letter; or (v) subscriptions, options, warrants, calls, puts, rights of first refusal or other rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound, in any case, obligating Parent or any Subsidiary of Parent to (1) issue, deliver, transfer, sell, purchase, redeem or acquire, or cause to be issued, delivered, transferred, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock, any Voting Debt or other voting securities of Parent or (2) grant, extend or enter into any such subscription, option, warrant, call, put, right of first refusal or other similar right, commitment or agreement. There are no shareholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Capital Stock.
(c)As of the date of this Agreement, all of the outstanding shares of capital stock of Merger Sub are validly issued and fully paid and are wholly owned by Parent.
(d)All dividends or other distributions on the shares of Parent Capital Stock and any material dividends or other distributions on any securities of any Subsidiary of Parent which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been declared and are not yet due and payable). As of the date of this Agreement, except as disclosed in the Parent SEC Documents, there are no declared and unpaid dividends with respect to any shares of Parent Capital Stock or declared and unpaid material dividends with respect to any securities of any Subsidiary of Parent.
Section 5.3    Authority; No Violations; Approvals.
(a)Each of Parent, Merger Sub and Parent Manager has all requisite organizational power to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Parent Manager and the consummation by Parent, Merger Sub and Parent Manager of the Transactions, including the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of each of Parent, Merger Sub and Parent Manager, subject to, with respect to consummation of the Merger, the filing of the Articles of Merger with, and acceptance for record by, the Virginia Commission pursuant to the VSCA and the issuance of a certificate of merger by the Virginia Commission as required by the VSCA. This Agreement has been duly executed and delivered by each of Parent, Merger Sub and Parent Manager and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and legally binding obligation of each of Parent, Merger Sub and Parent Manager enforceable against Parent, Merger Sub and Parent Manager in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, at a meeting duly called and held unanimously, (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are in the best interests of Parent, and (ii) approved this Agreement and the Transactions, including the Parent Stock Issuance. The Merger Sub Board has by written consent (A) determined that this Agreement, including the Plan of Merger, and the Transactions, including the Merger, are in the best interests of Merger Sub and the Merger Sub Sole Shareholder, (B) adopted and approved this Agreement, including the Plan of Merger, and declared that the Transactions, including the Merger, are advisable and (C) directed that this Agreement, including the Plan of Merger, and the Transactions, including the Merger, be submitted to the Merger Sub Sole Shareholder for its approval. The Merger Sub Sole Shareholder has by written consent (x) determined that this Agreement, including the Plan of Merger, and the Transactions, including the Merger, are in the best interests of Merger Sub and (y) approved this Agreement, including the Plan of Merger, and declared that the Transactions, including the Merger, are advisable. As of the date hereof, none of the foregoing actions by the Parent Board, the Merger Sub Board or the Merger Sub Sole Shareholder have been rescinded, withdrawn or modified in any way. There is no vote of the holders of any class or series of Parent Capital Stock necessary to approve the Transactions, including the Merger and the Parent Stock Issuance.
(b)Except as set forth in Section 5.3(b) of the Parent Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent, Merger Sub or Parent Manager, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent, any of its Subsidiaries or Parent Manager under, any provision of any Parent Contract to which Parent, any of its Subsidiaries or Parent Manager is a party (or any other material contract to which Parent Manager is a party) or by which Parent, Merger Sub, any of their respective Subsidiaries or Parent Manager or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Parent, any of its Subsidiaries, Parent Manager or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Liens that would not reasonably be expected to (x) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (y) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date.
Section 5.4    Consents. No Consent from any Governmental Entity, is required to be obtained or made by Parent, any of its Subsidiaries or Parent Manager in connection with the execution and delivery of this Agreement by Parent, Merger Sub or Parent Manager or the consummation by Parent, Merger Sub or Parent Manager of the Transactions, except for: (a) the filing with the SEC of (i) the Registration Statement and (ii) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Articles of Merger and any other required filings with the Virginia Commission pursuant to the VSCA and the issuance of a certificate of merger by the Virginia Commission as required by the VSCA; (c) such filings as may be required under the rules and regulations of the NYSE; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to (x) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (y) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date.

Section 5.5    SEC Documents; Financial Statements; Internal Controls and Procedures.
(a)Since December 31, 2021, Parent has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Parent SEC Documents, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)The consolidated audited and unaudited interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review and Parent does not have outstanding and unresolved comments from the SEC with respect to any of the Parent SEC Documents. As of the date hereof, none of the Parent SEC Documents is the subject of any confidential treatment request by Parent.
(c)Other than any off-balance sheet arrangements disclosed in the Parent SEC Documents filed or furnished prior to the date hereof, neither Parent nor any Subsidiary of Parent is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (as described in Instruction 8 to Item 303(b) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.
(d)Parent has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From January 1, 2022, to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and, in each case, neither Parent nor any of its Affiliates or Representatives has failed to disclose such information to Parent’s auditors or the Parent Board.
Section 5.6    Absence of Certain Changes or Events.
(a)From January 1, 2023, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(b)From January 1, 2023, through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of and other actions taken in connection with, this Agreement, Parent and each of its Subsidiaries have conducted their business in the ordinary course of business in all material respects.
Section 5.7    No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Parent dated as of December 31, 2022 (including the notes thereto), contained in the Parent SEC Documents filed or furnished prior to the date hereof; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2022; (c) liabilities incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement shall, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information (i) supplied by the Company specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of Parent and not obtained from or incorporated by reference to Parent’s filings with the SEC.
Section 5.9    Parent Permits; Compliance with Applicable Law. Parent, its Subsidiaries and Parent Manager hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to (a) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (b) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. Parent, its Subsidiaries and Parent Manager are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to (i) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. Neither Parent, any Subsidiary of Parent nor Parent Manager is in violation or breach of, or default under, any Parent Permit, nor has Parent, any Subsidiary of Parent or Parent Manager received any claim or notice indicating that Parent, any Subsidiary of Parent or Parent Manager is currently not in compliance with the terms of any Parent Permits, except where the failure to be in compliance with the terms of any Parent Permits would not reasonably be expected to (x) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (y) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. The businesses of Parent, its Subsidiaries and Parent Manager are not currently being conducted, and at no time since January 1, 2022, have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to (A) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (B) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent, any of its Subsidiaries or Parent Manager is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to (I) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (II) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date. Notwithstanding anything to the contrary in this Section 5.9, the provisions of this Section 5.9 shall not apply to matters addressed in Section 5.10, Section 5.11 or Section 5.12.
Section 5.10    Compensation; Benefits.
(a)Set forth in Section 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the Employee Benefit Plans sponsored, maintained, contributed to, or required to be contributed to by Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has, or could reasonably be expected to have, any material liability (the “Parent Plans”). True, correct and complete copies of each of the Parent Plans (or, in the case of any unwritten Parent Plan, a written description thereof) and any amendments thereto and, as applicable, the most current versions of any related trust agreements, insurance contracts or other funding arrangements, favorable determination or opinion letters, and the most recent report on Form 5500 and summary plan description with respect to each such Parent Plan, in each case, have been furnished or made available to the Company or its Representatives.
(b)Each Parent Plan has been administered, funded (if applicable) and maintained in compliance with its terms and all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)All material contributions required to be made to the Parent Plans pursuant to their terms have been timely made.
(e)There are no material unfunded benefit obligations with respect to any Parent Plan that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.
(f)Neither Parent nor any of its Subsidiaries contributes to, has an obligation to contribute to or otherwise has any liability (actual or contingent) with respect to, and no Parent Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.
(g)Except as contemplated by this Agreement or set forth in Section 5.10(g) of the Parent Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event), (i) result in any payment or benefit from Parent or any of its Subsidiaries becoming due, or increase in the amount of any compensation due, to any of their respective officers, employees or consultants, (ii) increase any benefits otherwise payable under any Parent Plan, (iii) to the knowledge of Parent, result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Parent Plan) or vesting of or otherwise trigger any compensation or benefits payable to or in respect of any employee, director or consultant of Parent or its Subsidiaries or (iv) limit or restrict the right of Parent or any of its Subsidiaries to merge, amend or terminate any Parent Plan.
Section 5.11    Labor Matters.
(a)As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iii) Parent does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.
(b)As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)Parent and each of its Subsidiaries are, and since January 1, 2022, have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and bonus, equal employment opportunity, civil rights, labor relations, occupational health and safety, privacy, worker classification and payroll taxes and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.12    Taxes.
(a)Parent and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf) all material amounts of Taxes required to be paid by them other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)Parent: (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 2019, and through and including its taxable year ended December 31, 2022, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2023, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2023, and thereafter; and (iv) has not taken or, to its knowledge, omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Entity to its qualification as a REIT and, to the knowledge of Parent, no such challenge is pending or has been threatened in writing.
(c)Each of Parent’s Subsidiaries has been since the latest of December 31, 2019, its acquisition or its formation and continues to be treated for U.S. federal and state income tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary, or (iv) a REIT.
(d)Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to Tax pursuant to Section 337(d) or Section 1374 of the Code (or any similar rules) or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.
(e)(i) There are no audits, investigations by any Governmental Entity or other proceedings pending or, to the knowledge of Parent, threatened in writing with regard to any material Taxes or Tax Returns of Parent or any of its Subsidiaries; (ii) no material deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened in writing, by any Governmental Entity, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course); (iv) neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; and (v) neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(f)Since December 31, 2019, (i) neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid and (ii) neither Parent nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the knowledge of Parent, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any of its Subsidiaries.
(g)Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(h)There are no material Tax Liens upon any property or assets of Parent or any of its Subsidiaries except for Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(i)Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.
(j)There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.
(k)Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law.

(l)Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m)As of December 31st of each taxable year of Parent and each of its Subsidiaries from and since such entity’s taxable year ended December 31, 2019, and as of the date hereof, neither Parent nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(n)Neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the knowledge of Parent is there any other fact or circumstance that could be reasonably expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(o)Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(p)No written power of attorney that has been granted by Parent or any of its Subsidiaries (other than to Parent or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.
(q)Merger Sub has at all times been treated as either (i) a Qualified REIT Subsidiary of Parent or (ii) a Taxable REIT Subsidiary of Parent.
(r)This Section 5.12 and Section 5.10 constitute the exclusive representations and warranties of Parent with respect to Tax matters.
Section 5.13    Litigation. Except for such matters as would not reasonably be expected to (x) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (y) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date, there is no (a) Proceeding pending or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or Parent Manager or any of their respective properties, rights or assets or (b) judgment, decree, or injunction, ruling or order, in each case, of any Governmental Entity or arbitrator outstanding against Parent, any of its Subsidiaries or Parent Manager.
Section 5.14    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent or the Subsidiaries of Parent own or are licensed or otherwise possess valid rights to use all Parent Intellectual Property used in the conduct the business of Parent and its Subsidiaries as it is currently conducted, (b) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, (c) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Parent Intellectual Property rights owned by Parent or any Subsidiary of Parent, and (d) to the knowledge of Parent, no Person is currently infringing or misappropriating Parent Intellectual Property. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.15    Real Property. Other than real property held from time to time as “real estate owned” or “REO” property (including commercial, residential and reverse mortgage “REOs”), neither Parent nor any Subsidiary of Parent owns any real property, other than as and to the extent disclosed in Section 5.15 of the Parent Disclosure Letter or the Parent SEC Documents filed or furnished with the SEC prior to the date hereof. Neither Parent nor any Subsidiary of Parent has leased or subleased any real property and does not have any obligation to pay any rent or other fees for any real property other than as and to the extent disclosed in the Parent SEC Documents filed or furnished with the SEC prior to the date hereof.
Section 5.16    Material Contracts.
(a)Section 5.16(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:
(i)other than (A) contracts providing for the acquisition, purchase, sale, funding, pledging or divestiture of any asset described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Targeted Asset Classes” in Parent’s Annual Report on Form 10-K filed with the SEC on March 1, 2023 entered into by Parent or its Subsidiaries in the ordinary course of business, and (B) repurchase and reverse repurchase contracts entered pursuant to Parent’s existing master repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance Parent’s repurchase obligations pursuant to such master repurchase agreements, in each case in the ordinary course of Parent’s business, each merger, business combination, acquisition, purchase, sale or divestiture contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $500,000;
(ii)each contract that grants any right of first refusal or right of first offer or that limits the ability of Parent, any Subsidiary of Parent or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);
(iii)each contract relating to outstanding Indebtedness (or commitments or guarantees in respect thereof) of Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000;
(iv)each contract that involves or constitutes a material interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes;
(v)each contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area;
(vi)each contract pursuant to which Parent or any Subsidiary of Parent may be obligated to issue or repurchase any Parent Capital Stock or any capital stock or other equity interests in any Subsidiary of Parent;
(vii)each partnership, joint venture, limited liability company or strategic alliance agreement to which Parent or a Subsidiary of Parent is a party (other than any such agreement solely between or among Parent and its wholly owned Subsidiaries and/or wholly owned Subsidiaries of the Operating Partnership); and
(viii)each contract between or among Parent or any Subsidiary of Parent, on the one hand, and Parent Manager or any officer, director or affiliate (other than a wholly owned Subsidiary of Parent or the Operating Partnership) of Parent or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) or of Parent Manager, on the other hand.
(b)Collectively, the contracts set forth in Section 5.16(a) are herein referred to as the “Parent Contracts.” Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Complete and accurate copies of each Parent Contract in effect as of the date hereof (including all amendments and modifications) have been furnished to or otherwise made available to the Company. Since January 1, 2022, neither Parent nor any of its Subsidiaries has received written notice of any material violation of or material default under any Parent Contract.
Section 5.17    Insurance. To the knowledge of Parent, (a) all current, material insurance policies of Parent and each of its Subsidiaries (collectively, the “Material Parent Insurance Policies”) are in full force and effect and (b) all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.
Section 5.18    Brokers. Except for the fees and expenses payable to Keefe, Bruyette & Woods, Inc., which shall be paid by Parent, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
Section 5.19    State Takeover Statute. The Parent Board has taken all action necessary to render exempt or inapplicable to the Merger and the other Transactions (a) the provisions of the Delaware General Corporation Law and (b) to

the extent applicable to Parent, any other Takeover Law. Except as set forth in Section 4.20, no other Takeover Laws are applicable to this Agreement, the Merger or the other Transactions.
Section 5.20    Investment Company Act. Neither Parent nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act.
Section 5.21    Ownership of Company Capital Stock. None of Parent, any Subsidiary of Parent, Parent Manager or any of their respective affiliates or associates (as defined in Rule 12b-2 of the Exchange Act) beneficially owns or in the past three years has owned, directly or indirectly, or has the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, any shares of Company Common Stock, Company Preferred Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, Company Preferred Stock or any securities of any Subsidiary of the Company and none of Parent, any of its Subsidiaries or Parent Manager has any rights to acquire any shares of Company Common Stock or Company Preferred Stock except pursuant to this Agreement. None of Parent, any its Subsidiaries or Parent Manager is an affiliate or associate (as defined in Rule 12b-2 of the Exchange Act) of the Company. None of Parent, any of the Subsidiaries of Parent or Parent Manager has at any time been an assignee or has otherwise succeeded to the beneficial ownership of any shares of Company Common Stock or Company Preferred Stock during the last two years.
Section 5.22    Available Funds. Parent Manager’s obligations under this Agreement are not subject to a condition regarding Parent Manager’s obtaining of funds to consummate the Merger and the other Transactions. Parent Manager has, as of the date of this Agreement, and Parent Manager will have on or before the Closing Date, access to immediately available funds sufficient to enable Parent Manager to make all payments contemplated by this Agreement, including the payment of the Per Share Cash Consideration.
Section 5.23    Business Conduct. Merger Sub was formed on May 25, 2023. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.
Section 5.24    No Additional Representations.
(a)Except for the representations and warranties made in this Article V, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries (including Merger Sub) or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective properties, assets or businesses or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.
(b)Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other Person has made or is making, and each of Parent and Merger Sub expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries or the MSR Entities whatsoever, express or implied, beyond those expressly given by the Company in Article IV, the Company Disclosure Letter or in any other document or certificate delivered by the Company or its Affiliates or Representatives in connection herewith, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries or the MSR Entities furnished or made available to Parent or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI
COVENANTS AND AGREEMENTS
Section 6.1    Conduct of Company Business Pending the Merger.
(a)The Company agrees that, except as (i) set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) permitted or required by this Agreement, (iii) may be required by applicable Law or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, (A) the Company shall, and shall cause each of its Subsidiaries and, subject to Section 9.4(f), the MSR Entities (solely with respect to the MSR Investments) to, use commercially reasonable efforts to (1) conduct its businesses (I) in the ordinary course of business in all material respects and (II) in compliance in all material respects with applicable Laws and (2) preserve substantially intact its present business organization and preserve its existing relationships with its key business relationships, vendors, counterparties and employees, and (B) the Company shall maintain its status as a REIT; provided, however, that no action by the Company, its Subsidiaries or any of the MSR Entities with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).
(b)Except (w) as set forth in Section 6.1(b) of the Company Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned, other than with respect to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(vi) and 6.1(b)(viii), for which Parent may withhold its consent in its sole discretion), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, (1) the Company shall not, (2) the Company shall not permit any of its Subsidiaries to and (3) subject to Section 9.4(f), the Company shall not permit any of the MSR Entities (solely with respect to Sections 6.1(b)(i)(B), 6.1(b)(iii)(B), 6.1(b)(v)(B), 6.1(b)(vi), 6.1(b)(vii), 6.1(b)(ix), 6.1(b)(xi), 6.1(b)(xii), 6.1(b)(xiii), 6.1(b)(xiv), 6.1(b)(xv), 6.1(b)(xvi), 6.1(b)(xviii), 6.1(b)(xix), 6.1(b)(xx), and 6.1(b)(xxii) (solely as it relates to any of the foregoing clauses), and solely with respect to the MSR Investments) to:
(i)(A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except for: (1) quarterly dividends payable in respect of the Company Common Stock at a rate not to exceed the Core Earnings of the Company for such quarter consistent with past practice; (2) regular quarterly dividends payable in respect of the Company Preferred Stock consistent with past practice and the terms of such Company Preferred Stock; (3) dividends or other distributions to the Company by any directly or indirectly wholly owned Subsidiary of the Company; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for the Company or its Subsidiaries (as applicable) to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of the Company or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 6.17; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company, any of its Subsidiaries or any of the MSR Entities (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except as required by the Organizational Documents of the Company or any Subsidiary of the Company or any Company Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);
(ii)offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests (including the grant of new equity-based awards under the Company Equity Plans), other than: (A) the issuance or delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Shares, Company Performance RSUs or Company Deferred Stock Units that are outstanding as of the date of this Agreement and vest or have such restrictions lapse in accordance with this Agreement or the terms of the applicable documentation governing such awards; and (B) shares of Company Capital Stock or capital stock or other ownership interests of any Subsidiary of the Company issued as a dividend made in accordance with Section 6.1(b)(i);
(iii)(A) amend or propose to amend the Company’s Organizational Documents or (B) amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries or any of the MSR Entities in any material respect;

(iv)(A) merge, consolidate, combine or amalgamate with any Person other than another wholly owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) transactions between the Company and a wholly owned Subsidiary of the Company or between or among wholly owned Subsidiaries of the Company, (2) after consultation with Parent, acquisitions not in the ordinary course of business for which the consideration constitutes fair market value therefor and does not exceed $1,000,000 individually or $3,000,000 in the aggregate or (3) acquisitions of assets in the ordinary course of business, including the acquisition of any Company Portfolio Securities (other than MSRs);
(v)sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) that are Company Portfolio Securities sold in the ordinary course of business or (B) that, if not made in the ordinary course of business, involve consideration in excess of $500,000 individually or $1,500,000 in the aggregate;
(vi)adopt a plan of complete or partial liquidation or dissolution of the Company, any of its Subsidiaries or any of the MSR Entities;
(vii)change in any material respect its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law;
(viii)except (A) in the ordinary course of business, (B) if required by Law or (C) if and to the extent necessary (1) to preserve the Company’s qualification as a REIT under the Code or the qualification of any Subsidiary of the Company as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(ix)(A) grant any increases in the compensation payable or to become payable to any of its directors, officers or any other employees; (B) establish, grant or provide any new cash bonuses or any new cash bonus plan, program, arrangement, agreement or practice for any directors, officers, employees, consultants or other service providers; (C) establish any Employee Benefit Plan which was not in existence or approved by the Company Board or duly authorized committee thereof prior to the date of this Agreement, or materially amend any material Company Plan in existence on the date of this Agreement if such amendment would have the effect of enhancing or materially increasing any benefits thereunder; (D) accelerate the vesting, payment or settlement of any compensation, benefit, Company Restricted Shares, Company Performance RSUs or Company Deferred Stock Units; or (E) hire any new employees, or transfer or terminate the service of any employee other than any such termination for cause; provided, however, that no action will be a violation of Section 6.1(b)(ix)(A), (C) or (D) if it is (1) taken pursuant to Section 3.2 or as permitted under Section 6.1(b)(ii), (2) taken in order to comply with applicable Law, or (3) required by, and taken pursuant to, a Company Plan existing on the date hereof;
(x)establish or become obligated under any collective bargaining agreement, memorandum of understanding, or other contract with a labor union, labor organization, works council or similar representative of employees;
(xi)make any loans, advances or capital contributions to any other Person in excess of $2,000,000 in the aggregate, except for (A) for reverse repurchase transactions involving Company Portfolio Securities in the ordinary course of business, (B) funding of commitments in the ordinary course of business and in accordance with the terms of any agreements in effect as of the date hereof, (C) for loans among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries consistent with past practice, (D) advances for reimbursable employee expenses in the ordinary course of business and (E) advancements for expenses as provided in the Organizational Documents of the Company or any of its Subsidiaries or any employment agreement or indemnification agreement in effect on the date hereof;
(xii)(A) enter into any contract that would be a Company Contract, except in the ordinary course of business or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any

Company Contract (or any contract that, if existing as of the date hereof, would be a Company Contract), except in the ordinary course of business, and, for the avoidance of doubt, with respect to clauses (A) and (B), except for: (1) repurchase or reverse repurchase agreements and/or master repurchase agreements to finance the purchase price of assets in the ordinary course of business or refinance the Company’s, any of its Subsidiaries’ or any of the MSR Entities’ repurchase obligations pursuant to such agreements when due; (2) any contracts in the ordinary course of business to execute dollar roll financing transactions pursuant to the Company’s, any of its Subsidiaries’ or any of the MSR Entities’ master securities forward transactions agreements to finance the purchase or sale price of “To Be Announced” agency mortgage-backed securities; (3) any derivative financial agreements or instruments (including any swaps, swap options, caps and short positions) entered into or incurred by the Company, any Subsidiary of the Company or any of the MSR Entities in the ordinary course of business for the purpose of fixing or hedging interest rate risk and not for speculative purposes; (4) to the extent not prohibited by other provisions in this Section 6.1(b), contracts providing for the acquisition, purchase, sale or divestiture of debt securities by the Company, any of its Subsidiaries or any of the MSR Entities in the ordinary course of business and that are materially consistent with the contracts or forms thereof provided to Parent prior to the date hereof; (5) any termination, renewal or extension in accordance with the terms of any existing Company Contract that occurs automatically without any action (other than notice of renewal or extension) by Company, any Subsidiary of the Company or any of the MSR Entities; (6) any trade agreements entered into, modified, amended, terminated or assigned in the ordinary course of business; and (7) any master securities lending agreements, master securities forward transaction agreements and ISDA master agreements entered into, amended, terminated or assigned in the ordinary course of business; provided that, in each case, no such action will result in a Company Material Adverse Effect or otherwise impede the Transactions;
(xiii)other than the settlement of any Proceeding (A) reflected or reserved against on the balance sheet of the Company (or in the notes thereto), (B) that would not reasonably be expected to restrict the operations of the Company, its Subsidiaries or any of the MSR Entities after the Effective Time or (C) in connection with any Transaction Litigation (which is addressed in Section 6.10), settle, or offer or propose to settle, any Proceeding against the Company, any of its Subsidiaries or any of the MSR Entities (excluding any audit, claim or other proceeding in respect of Taxes) involving a payment or other transfer of value by the Company, any of its Subsidiaries or any of the MSR Entities exceeding $250,000 individually, or $1,000,000 in the aggregate;

(xiv)take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries or any of the MSR Entities to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xv)take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(xvi)other than in the ordinary course of business, make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $500,000 or, in the aggregate, are in excess of $2,000,000;
(xvii)incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) the incurrence of any Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) transactions pursuant to the Company’s master repurchase agreements to finance the purchase price of assets in the ordinary course of business or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements when due, (C) guarantees by the Company of Indebtedness of its Subsidiaries or guarantees by the Subsidiaries of the Company of Indebtedness of the Company or any other Subsidiaries of the Company, which Indebtedness is incurred in compliance with the immediately preceding clause (B), (D) dollar roll financing transactions pursuant to the Company’s master securities forward transactions agreements to finance the purchase or sale price of agency “To Be Announced” agency mortgage-backed securities in the ordinary course of business, (E) the incurrence of any Indebtedness in connection with repurchase agreements entered into in the ordinary course of business or (F) any derivative financial instruments or arrangements entered into or incurred by the Company, any of its Subsidiaries or any of the MSR Entities in the ordinary course of business for the purpose of fixing or hedging interest rate and not for speculative purposes, in each case, only as may be reasonably required in the ordinary course of business and in accordance with the Company’s past practices;
(xviii)enter into any new line of business;

(xix)take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company, any of its Subsidiaries or any of the MSR Entities to be required to be registered as an investment company under the Investment Company Act;
(xx)enter into any transactions or contracts with any Affiliates (other than directors or officers in their capacities as such) of the Company;
(xxi)determine any Person to be an “Acquiring Person” or otherwise permit a “Distribution Date” (as such terms are defined in the Company Rights Agreement) to occur under the Company Rights Agreement; or
(xxii)authorize, agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 6.1(b).
Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company, any of its Subsidiaries or any of the MSR Entities from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel, is reasonably necessary for the Company to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law (including by making dividend or other distribution payments to the Company Shareholders in accordance with this Agreement) or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that prior to taking any action under this paragraph, the Company shall, to the extent not unduly burdensome, provide Parent with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with Parent.
(c)From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause each of its Subsidiaries and, subject to Section 9.4(f), the MSR Entities (solely with respect to the MSR Investments) to, use commercially reasonable efforts to maintain intact all Hedging Contracts that the Company believes in good faith will maintain a Duration Gap not in excess of the Duration Gap Limit.
Section 6.2    Conduct of Parent Business Pending the Merger.
(a)Parent agrees that, except as (i) set forth in Section 6.2(a) of the Parent Disclosure Letter, (ii) permitted or required by this Agreement, (iii) may be required by applicable Law or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, (A) Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its businesses (I) in the ordinary course of business in all material respects and (II) in compliance in all material respects with applicable Laws and (2) to the extent consistent with clause (1), preserve substantially intact its present business organization and preserve its existing relationships with its key business relationships, vendors, counterparties (including Parent Manager) and employees and (B) Parent shall maintain its status as a REIT; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).
(b)Except (w) as set forth in Section 6.2(b) of the Parent Disclosure Letter, (x) as permitted or required by this Agreement, (y) as may be required by applicable Law or (z) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned, other than with respect to Sections 6.2(b)(i), 6.2(b)(vi) and 6.2(b)(viii), for which the Company may withhold its consent in its sole discretion), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to:
(i)(A) authorize, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except for: (1) regular quarterly dividends payable in respect of the Parent Common Stock consistent with past practice at a rate not to exceed $0.15 per share; (2) regular quarterly dividends payable in respect of the Parent Preferred Stock and preferred shares of beneficial interest of Ellington Financial REIT consistent with past practice and the terms of such Parent Preferred Stock and preferred shares of beneficial interest of Ellington Financial REIT; (3) dividends or other distributions to Parent by any directly or indirectly wholly owned Subsidiary of Parent or the Operating Partnership; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for Parent or its Subsidiaries (as applicable) to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the

Organizational Documents of Parent or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 6.17; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the Organizational Documents of Parent or any Subsidiary of Parent or any Parent Plan, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);
(ii)offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under the Parent Equity Plan to employees, officers, directors and other service providers of Parent and Parent Manager; (C) issuances of Parent Common Stock (including offers to issue or proposals to offer) in connection with acquisitions (including by merging, consolidating, combining or amalgamating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) of any assets or any business or any corporation, partnership, association or other business organization or division other than in the ordinary course of business, provided that, in the case of this clause (C) and except to the extent permitted by Section 6.2(b)(ii) of the Parent Disclosure Letter, such issuances of shares of Parent Common Stock shall not exceed, individually or in the aggregate, 19.9% of Parent’s issued and outstanding shares as of the date hereof and, provided, further, that Parent may not issue more than 5% of the shares of Parent Common Stock issued and outstanding as of the date hereof in connection with acquisitions of assets that are not substantially similar in type, quality and value to the assets of Parent and its Subsidiaries; or (D) in connection with acquisitions (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) of any assets or any business or any corporation, partnership, association or other business organization or division in the ordinary course of business;
(iii)(A) amend or propose to amend Parent’s Organizational Documents or (B) other than amendments to the Organizational Documents of the Operating Partnership in connection with the contribution of the Surviving Corporation by Parent to the Operating Partnership pursuant to Section 2.1 (including with respect to the creation of new classes of preferred units in the Operating Partnership), amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries in any material respect;
(iv)(A) merge, consolidate, combine or amalgamate with any Person other than the Company or another wholly owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than (1) transactions between the Company and a wholly owned Subsidiary of the Company or between or among wholly owned Subsidiaries of the Company, (2) acquisitions not in the ordinary course of business for which the consideration does not exceed $100,000,000 individually or in the aggregate, (3) acquisitions in the ordinary course of business or (4) acquisitions permitted pursuant to any other provision of this Section 6.2(b), including, but not limited to, the provisions of Section 6.2(b)(ii), but only in each case described in (A) and (B) if such action could reasonably be expected to impair, delay or impede Parent’s or Merger Sub’s ability to expeditiously consummate the Transactions;
(v)sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) that are sold in the ordinary course of business or (B) that if not made in the ordinary course of business, involve consideration in excess of $2,000,000 individually or $6,000,000 in the aggregate;
(vi)adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries;
(vii)change in any material respect its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;
(viii)except (A) in the ordinary course of business, (B) if required by Law or (C) if and to the extent necessary (1) to preserve Parent’s qualification as a REIT under the Code or the qualification of any Subsidiary of Parent as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of Parent as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by Parent or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(ix)except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) establish any new material Parent Plan or materially amend any material Parent Plan in existence on the date of this Agreement if such amendment would have the effect of enhancing or increasing any benefits thereunder or (B) grant any material increase in the compensation payable or to become payable to any of its directors, officers or any other employees; provided, however, that no action will be a violation of this Section 6.2(b)(ix) if it is (1) permitted under Section 6.2(b)(ii), (2) taken in order to comply with applicable Law or (3) required by, and taken pursuant to, a Parent Plan in existence on the date of this Agreement;
(x)(A) enter into any contract that would be a Parent Contract, except (1) in the ordinary course of business and (2) with respect to acquisitions permitted pursuant to any other provision of this Section 6.2(b), including, but not limited to, the provisions of Section 6.2(b)(ii) and Section 6.2(b)(iv), or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Parent Contract (or any contract that, if existing as of the date hereof, would be a Parent Contract), except in the ordinary course of business;
(xi)other than the settlement of any Proceeding (A) reflected or reserved against on the balance sheet of Parent (or in the notes thereto), (B) that would not reasonably be expected to restrict the operations of Parent and its Subsidiaries or (C) in connection with any Transaction Litigation (which is addressed in Section 6.10), settle, or offer or propose to settle, any Proceeding against Parent or any of its Subsidiaries (excluding any audit, claim or other proceeding in respect of Taxes) involving a payment or other transfer of value by Parent or any of its Subsidiaries exceeding $1,000,000 individually, or $4,000,000 in the aggregate;
(xii)take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes, (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, or (C) a REIT, as the case may be;
(xiii)take any action, or knowingly fail to take any action, which action or failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(xiv)other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) Indebtedness incurred in the ordinary course of business under Parent’s existing credit, warehouse and repurchase facilities, (B) the incurrence of any Indebtedness among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (C) guarantees by Parent of Indebtedness of its Subsidiaries or guarantees by the Subsidiaries of Parent of Indebtedness of Parent or any other Subsidiaries of Parent, which Indebtedness is incurred in compliance with the immediately preceding clause (B), (D) any derivative financial instruments or arrangements entered into or incurred by Parent or any of its Subsidiaries for the purpose of fixing or hedging interest rate and not for speculative purposes or (E) Indebtedness incurred in connection with acquisitions permitted pursuant to any other provision of this Section 6.2(b), including, but not limited to, the provisions of Section 6.2(b)(ii) and Section 6.2(b)(iv);
(xv)enter into any new line of business;
(xvi)take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;
(xvii)modify, amend, terminate or assign, or waive or assign any rights under, the management agreement with Parent Manager, in each case, in a manner materially adverse to Parent or its Subsidiaries;

(xviii)enter into any transactions or contracts with any Affiliates (other than directors or officers in their capacities as such) of Parent or Parent Manager, other than transactions entered into in the ordinary course of business; or
(xix)authorize, agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 6.2(b).
(c)From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall manage its investment portfolios in all material respects in the ordinary course of business.
Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel, is reasonably necessary for Parent (or any Subsidiary of Parent treated as a REIT) to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law (including by making dividend or other distribution payments to the Parent Shareholders in accordance with this Agreement) or (iii) avoid being required to register as an investment company under the Investment Company Act; provided that, prior to taking any action under this paragraph, Parent shall, to the extent not unduly burdensome, provide the Company with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with the Company.
Section 6.3    No Solicitation by the Company.
(a)From and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article VIII, the Company will, and will cause its Subsidiaries and instruct its Representatives to, immediately cease, and cause to be terminated, any direct or indirect discussion, correspondence or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal or potential Company Competing Proposal, and shall promptly (and, in any event, no later than two days following the date hereof) terminate all physical and electronic data room access previously granted to any such Person and (to the extent such a request has not previously been made) request any such Person to return or destroy all information concerning the Company, its Subsidiaries and the MSR Entities to the extent permitted pursuant to any confidentiality agreement with such Person.
(b)Except as otherwise permitted by this Section 6.3, from and after the date of this Agreement until the Effective Time or if earlier, the termination of this Agreement in accordance with Article VIII, and except as otherwise provided in this Section 6.3, the Company will not, and will cause its Subsidiaries and will instruct its and their respective Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers for, or that could reasonably be expected to lead to, any Company Competing Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of a Company Competing Proposal or any proposal, offer or inquiry that would reasonably be expected to lead to a Company Competing Proposal (other than to state that the terms of this Agreement prohibit such negotiations), (iii) furnish any non-public information regarding the Company, its Subsidiaries or any of the MSR Entities, or access to the properties, assets or employees of the Company, its Subsidiaries or any of the MSR Entities, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any binding or nonbinding letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii)) or (v) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, any Company Competing Proposal (the taking of any action described in clause (v) of this Section 6.3(b) being referred to as a “Company Change of Recommendation”).
(c)From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company, any of its Subsidiaries or any of the MSR Entities made by any Person that informs the Company or any of its Subsidiaries or Representatives that it is considering making, or has made, a Company Competing Proposal or any inquiry or request from any Person for discussions or negotiations with the Company, a Subsidiary of the Company or any of their or their Affiliates’ respective Representatives relating to a possible Company Competing Proposal (in each case within one (1) Business Day thereof), and the Company shall provide to Parent (within such one (1) Business Day time frame) (i) the identity of the person making the Company Competing Proposal, inquiry or request and (ii) either (A) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (B) a written summary of the material terms of such Company Competing Proposal, if not made in writing. The Company shall keep Parent reasonably informed on a current basis with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations.

(d)Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:
(i)make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or other applicable Laws; provided, however, that none of the Company, the Company Board or any committee thereof shall, except as expressly permitted by Section 6.3(d)(iii) or Section 6.3(e), effect a Company Change of Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;
(ii)prior to the receipt of the Company Shareholder Approval, engage in the activities otherwise prohibited by Section 6.3(b)(ii)-(iii) with any Person who has made a written, bona fide Company Competing Proposal that was not solicited by the Company at any time following the execution of this Agreement and did not otherwise arise from a material breach of the obligations set forth in this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b)(iii) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board (or any committee thereof) in good faith, after consultation with its outside legal counsel; provided, further, that such confidentiality agreement shall not be required to contain standstill provisions and shall not in any way restrict the Company from complying with the provisions of this Section 6.3, and (B) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and that failure to take any such action would be inconsistent with its legal duties as directors under applicable Law;
(iii)prior to the receipt of the Company Shareholder Approval, in response to a bona fide written Company Competing Proposal from any Person that was not solicited by the Company at any time following the execution of this Agreement and did not otherwise arise from a material breach of the obligations set forth in this Section 6.3, if the Company Board (or any committee thereof) so chooses, make a Company Change of Recommendation and/or cause the Company to terminate this Agreement pursuant to Section 8.1(d), if prior to taking any such action (A) the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Company Competing Proposal is a Company Superior Proposal and (y) the failure to terminate this Agreement to enter into a definitive agreement with respect to such Company Superior Proposal and/or make a Company Change of Recommendation would be inconsistent with its legal duties as directors under applicable Law, and (B) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and stating that the Company intends to take such action, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Shareholders Meeting and the third Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Company Competing Proposal determined to be a Company Superior Proposal are made, the time period set forth in this clause (B) prior to which the Company may effect a Company Change of Recommendation and/or terminate this Agreement shall be extended for two Business Days after notification of such change to Parent; and
(iv)prior to the receipt of the Company Shareholder Approval, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a bona fide written Company Competing Proposal (provided that the Company Competing Proposal by such Person did not result from a material breach of this Section 6.3) that was not solicited at any time following the execution of this Agreement solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board or any committee thereof to make an informed determination under Section 6.3(d)(ii).
(e)Notwithstanding anything in this Agreement to the contrary, the Company Board (or a committee thereof) shall be permitted, at any time prior to the receipt of the Company Shareholder Approval, other than in response to a Company Competing Proposal (which is addressed in Section 6.3(d)(iii)), to make a Company Change of Recommendation if (i) an Intervening Event has occurred, (ii) prior to taking such action, the Company Board (or a committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its legal duties as directors under applicable Law and (iii) the Company shall have given notice to Parent that the Company intends to effect a Company Change of Recommendation (which notice will reasonably describe the reasons for such Company Change of Recommendation, including a description of the Intervening Event in reasonable detail), and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Shareholders Meeting and the third Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or a committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with its legal duties as directors under applicable Law; provided, however, that in the event the Company Board does not make a Company Change of Recommendation in accordance with the foregoing procedures, but thereafter determines to make a Company Change of Recommendation pursuant to this Section 6.3(e) in circumstances involving or relating to another Intervening Event, the foregoing procedures referred to in this Section 6.3(e) shall apply anew.
Section 6.4    Preparation of Proxy Statement and Registration Statement.
(a)Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of Parent Capital Stock, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain the Company Shareholder Approval. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries, the MSR Entities and the holders of Company Capital Stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement (including the Proxy Statement) and any amendments or supplements thereto.
(b)Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Shareholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent and the Company shall use commercially reasonable efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the Proxy Statement or Registration Statement, this right of approval shall apply only with respect to information relating to the other party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the Transactions; and provided, further that the Company, in connection with any Company Change of Recommendation may amend or supplement the Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Company Change of Recommendation.
(c)Parent and the Company each shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock or Parent Preferred Stock issuable in connection with the Merger for offer or sale in any jurisdiction. Each of the Company and Parent will use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d)If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Shareholders.
Section 6.5    Company Shareholders Meeting. The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC. Except as permitted by Section 6.3, the Company shall, through the Company Board, include in the Proxy Statement the Company Board Recommendation for the approval of the Merger and the other Transactions at the Company Shareholders Meeting and the Company shall solicit from the Company Shareholders proxies in favor of the approval of the Merger and the other Transactions. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn the Company Shareholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company Shareholders and (ii) may adjourn the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum or to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned to a date that is more than 30 days after the date for which the meeting was previously scheduled; and provided, further, that the Company Shareholders Meeting shall not be adjourned to a date on or after two Business Days prior to the End Date. Notwithstanding the foregoing, the Company may adjourn the Company Shareholders Meeting to a date no later than the second Business Day after the expiration of any of the periods contemplated by Section 6.3(d)(iii)(B). Unless this Agreement has been terminated in accordance with Article VIII, the Company’s obligations to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with this Section 6.5 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation.
Section 6.6    Access to Information.
(a)Each party shall, and shall cause each of its Subsidiaries and, in the case of the Company, MSR Entities (subject to Section 9.4(f) and solely with respect to the MSR Investments) to, afford to the other party and its Representatives, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, during normal business hours and upon reasonable prior notice, to the officers, employees and offices of such party and its Subsidiaries and MSR Entities and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries and, in the case of the Company, MSR Entities (subject to Section 9.4(f) and solely with respect to the MSR Investments) to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ and the MSR Entities’ (solely with respect to the MSR Investments) business, properties, contracts, records and personnel, in each case as such other party may reasonably request in connection with consummating the Transactions. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other party that may result from the requests for access, data and information hereunder. Notwithstanding the foregoing provisions of this Section 6.6(a), each party shall not be required to, or to cause any of its Subsidiaries or MSR Entities to, grant access or furnish information to the other party or any of its Representatives to the extent that (i) such information is subject to an attorney/client privilege, the attorney work product doctrine or other legal privilege or (ii) such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement or a contract or agreement entered into after the date of this Agreement in the ordinary course of business. Each party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.6(a) for any purpose unrelated to the consummation of the Transactions.
(b)The Confidentiality Agreement dated as of February 22, 2023, among Parent Manager, the Company and the other parties thereto (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.
Section 6.7    Reasonable Best Efforts.
(a)Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, (ii) taking all steps as may be necessary, subject to the limitations in this Section 6.7, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals and (iii) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the Transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.
(b)In connection with and without limiting the foregoing, each of the parties shall give any required notices to third parties, and each of the parties shall use, and cause each of their respective Subsidiaries and Affiliates and, in the case of the Company, the MSR Entities (subject to Section 9.4(f) and solely with respect to the MSR Investments) to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other Transactions. Each of the parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings or submissions with any Governmental Entity and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the parties and their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity.
(c)Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger and the other Transactions, neither the Company nor any Subsidiary of the Company shall pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person without the prior written consent of Parent. The parties shall cooperate to obtain such consents.
Section 6.8    Employee Matters.
(a)During the period commencing on the Closing Date and ending on the date which is 12 months after the Closing Date (or, if earlier, the date of the Continuing Employee’s termination of employment with Parent or its Subsidiaries), Parent or Parent Manager shall, or cause its Subsidiaries to, provide each Continuing Employee with: (i) base salary or hourly wages that are no less than the base salary or hourly wages provided by the Company or its Subsidiaries immediately prior to the Closing; (ii) target bonus and incentive opportunities that are no less than the target bonus and incentive opportunities provided by the Company or its Subsidiaries immediately prior to the Closing; and (iii) employee benefits, including retirement and welfare benefits, that are no less favorable in the aggregate than those provided by the Company or its Subsidiaries immediately prior to the Closing. A “Continuing Employee” means any employee of the Company and its Subsidiaries as of immediately prior to the Effective Time who continues employment with Parent, its Subsidiaries or Parent Manager following the Effective Time. From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all obligations and rights under the Company Plans in accordance with their terms, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable arrangements.
(b)On and after the Closing Date, Parent or Parent Manager shall, or shall cause its Subsidiaries to, ensure that (i) no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any welfare benefit plans sponsored by Parent and its Subsidiaries or Parent Manager in which such Continuing Employees or their dependents or beneficiaries first become eligible to participate after the Effective Time, except to the extent such exclusions, limitations or restrictions would apply under the analogous Company Plan in which any such Continuing Employee was a participant or was eligible to participate immediately prior to the Effective Time and (ii) any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such plans sponsored by Parent and its Subsidiaries or Parent Manager for the plan year in which the Closing Date occurs, except to the extent such costs or expenses would not be taken into account for such purposes under the analogous Company Plan in which any such Continuing Employee was a participant or was eligible to participate immediately prior to the Effective Time.
(c)With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Parent or its Affiliates (including Parent Manager and the Surviving Corporation following the Closing) (a “Post-Closing Plan”) in which the Continuing Employees become eligible to participate after the Effective Time, Parent or Parent Manager shall, or shall cause its Subsidiaries to grant to all Continuing Employees from and after the Closing Date credit for all service with the Company, its Affiliates and their predecessors prior to the Closing Date for purposes of eligibility to participate, vesting credit, eligibility to commence benefits and benefit accrual, in each case, to the same extent and for the same purposes as such service was taken into account under an analogous Company Plan immediately prior to the Effective Time, but excluding (i) benefit accrual under any defined benefit pension plan or retiree medical or disability program and (ii) any such credit that would result in a duplication of benefits. To the extent any Continuing Employee becomes covered under a Post-Closing Plan in the middle of a plan year, such Continuing Employee shall also be given full credit pursuant to each Post-Closing Plan for amounts paid pursuant to an analogous Company Plan for the plan year (or portion thereof) ending immediately prior to the Effective Time (or other applicable benefit plan transition date, if later) for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Post-Closing Plan and credit to the account of such Continuing Employee pursuant to any Post-Closing Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee in an analogous Company Plan.
(d)Nothing in this Agreement shall (i) constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent, Parent Manager or any of their respective Subsidiaries or (ii) require Parent, the Surviving Corporation, Parent Manager or any of their respective Subsidiaries to continue to employ any employee of the Company or its Subsidiaries or any other employee for any period of time on or following the Effective Time. The provisions of this Section 6.8 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of their respective Affiliates), other than the parties and their respective permitted successors and assigns, any rights to employment for any particular period of time or any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.8) under or by reason of any provision of this Agreement.
Section 6.9    Indemnification; Directors’ and Officers’ Insurance.
(a)Parent agrees that all rights existing as of the date of this Agreement to indemnification, advancement of expenses and exculpation from Indemnified Liabilities in favor of current and/or former directors, officers or employees of the Company or any of its Subsidiaries as provided in the Organizational Documents of the Company or any such Subsidiary, any employment agreement or indemnification agreement in effect on the date hereof or otherwise (which shall be assumed by Parent and the Surviving Corporation) will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Corporation to perform its respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against and from all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities, judgments and amounts that are paid in settlement of, or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is, was or becomes a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case, to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Person, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) the Surviving Corporation shall use its reasonable best efforts to assist in the defense of any such matter. With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.9, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation, the Company or the Indemnified Person within the last three years. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement, unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Proceeding and does not include the imposition of equitable relief on, or the admission of fault or wrongdoing by, any Indemnified Person.
(b)For a period of not less than six (6) years following the Effective Time, the provisions in the Surviving Corporation’s and its Subsidiaries’ Organizational Documents with respect to indemnification, advancement of expenses and exculpation of current and/or former directors, officers or employees shall be no less favorable to such directors, officers and employees than such contained in the Organizational Documents of the Company or any of its Subsidiaries, as applicable, in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified in any manner that would affect adversely the rights thereunder of any such individuals except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior the Effective Time.
(c)To the extent permitted by applicable Law, Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.9(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.9 or under any Organizational Documents of the Company or any of its Subsidiaries, any employment agreement or indemnification agreement in effect on the date hereof or otherwise, regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.
(d)Parent and the Surviving Corporation shall put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies (collectively, the “D&O Insurance”) with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) 300% of the annual premium paid by the Company for such insurance as of the date of this Agreement; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available, with respect to facts, acts, events or omissions occurring prior to the Effective Time, for a cost not exceeding such amount.
(e)In the event that Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or such Subsidiary of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.9, and his, her or its heirs and representatives. The rights of the Indemnified Persons under this Section 6.9 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.9.
Section 6.10    Shareholder Litigation. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company of any Proceeding commenced or, to any party’s knowledge, threatened, against such party or any of its Affiliates or otherwise relating to, involving or affecting such party or any of its Affiliates, in each case, in connection with, arising from or otherwise relating to the Merger or any other Transaction (“Transaction Litigation”). In the event any Transaction Litigation is commenced, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Each party shall give the other party a reasonable opportunity to participate in the defense or settlement of any

Transaction Litigation and shall consider in good faith the other party’s advice with respect to such Transaction Litigation; provided, that neither the Company nor Parent shall settle or agree to settle any Transaction Litigation in an amount in excess of the deductible under its D&O insurance policy (unless such excess amount is covered or reasonably likely to be covered under such policy) without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).
Section 6.11    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. From and after the date hereof, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled Affiliates or Subsidiaries, nor Parent Manager, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), unless (a) such party determines, after consultation with outside counsel, that it is required by applicable Law or the rules of any stock exchange upon which such party’s capital stock is traded to issue or cause the publication of any press release or other announcement with respect to the Transactions, including the Merger or this Agreement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto or (b) in the case of the Company or Parent, it deems it necessary or appropriate to issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other Transactions in connection with or following a Company Change of Recommendation; provided, however, each party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.11.
Section 6.12    Control of Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 6.13    Transfer Taxes. All Transfer Taxes incurred in connection with the Transactions, if any, shall be paid by Parent or the Surviving Corporation when due, whether levied on Parent or any other Person, and Parent or the Surviving Corporation shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. Prior to the Closing, the parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any Transfer Taxes.
Section 6.14    Notification. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, (b) of any notice or other communication received by such party from any Person (other than a Governmental Entity) alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and each party shall keep the other party reasonably informed on a current basis regarding any such matters, and (c) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it, any of the Subsidiaries of the Company or any of the MSR Entities, or any of the Subsidiaries of Parent, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that, in each case, the delivery of any notice pursuant to this Section 6.14 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.
Section 6.15    Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be reasonably necessary or advisable to cause any dispositions of equity securities of the Company (including derivative securities) and acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information reasonably requested by Parent for Parent to take the actions contemplated by this Section 6.15.
Section 6.16    Tax Matters. The parties shall use their respective reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. None of the parties shall take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties shall use their respective reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel described in Section 7.2(d) and Section 7.2(e) and Section 7.3(d) and Section 7.3(e), respectively. Provided that the opinions of counsel described in Section 7.2(e) and Section 7.3(e) have been received, the parties shall treat the Merger as a “reorganization” under Section 368(a) of the Code, and no party shall take any position for tax purposes inconsistent therewith, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law).
Section 6.17    Additional Dividends.
(a)Prior to the Effective Time, the Company shall authorize and declare a dividend to its shareholders in accordance with this Section 6.17(a), the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for any such dividends shall be three Business Days before the payment date. Any per share dividend amount payable by the Company with respect to the Company Common Stock pursuant to this Section 6.17(a) shall be equal to the amount (the “Company Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. The Company and Parent shall cooperate in good faith to determine whether it is necessary to authorize and declare a Company Additional Dividend Amount and the amount (if any) of the Company Additional Dividend Amount.
(b)Prior to the Effective Time, Parent may authorize and declare a dividend to its shareholders in accordance with this Section 6.17(b), the payment date for which shall be the close of business on the last Business Day prior to the Closing Date, subject to funds being legally available therefor. The record date for any such dividends shall be three Business Days before the payment date. Any per share dividend amount payable by Parent with respect to the Parent Common Stock pursuant to this Section 6.17(b) shall be an amount equal to (i) Parent’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount equal to the quotient obtained by dividing the Company Additional Dividend Amount (if any) by the Exchange Ratio.
Section 6.18    Takeover Laws. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Merger and the other Transactions.
Section 6.19    Listing. Parent shall take all actions necessary to cause the Parent Common Stock, the Parent Series D Cumulative Redeemable Preferred Stock and the Parent Series E Cumulative Redeemable Preferred Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance, and the certificates of designations classifying the Parent Series D Cumulative Redeemable Preferred Stock attached hereto as Annex B and the Parent Series E Cumulative Redeemable Preferred Stock attached hereto as Annex C shall have been filed with and accepted for record by the Secretary of State of the State of Delaware.
Section 6.20    Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist each of the Company Common Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.
Section 6.21    Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement.
Section 6.22    Assumption of Company Trust Preferred Securities and Company Notes.
(a)As of the Effective Time and subject to the terms and conditions set forth herein: (i) the Surviving Corporation will assume the due and punctual performance and observance of the Company’s covenants, agreements and obligations under and relating to the trust preferred securities (the “Company Trust Preferred Securities”) issued by the Company Trusts (such transfer and assumption as described in this clause (i), the “TruPS Assumption”); (ii) the Surviving Corporation will cause the Company Trusts to discharge their obligations with respect to the Company Trust Preferred Securities arising after the Effective Time in accordance with the terms and conditions of the agreements related to the Company Trust Preferred Securities and the TruPS Assumption (the “TruPS Discharge”); and (iii) Parent, Merger Sub and the Company shall execute and deliver, or cause to be delivered, any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates, opinions of counsel and declarations of trust required by the applicable governing documentation, or as may reasonably be requested by the trustee of the Company Trusts, in order to effectuate the TruPS Assumption and the TruPS Discharge.
(b)As of the Effective Time and subject to the terms and conditions set forth herein: (i) the Surviving Corporation will assume the due and punctual performance and observance of the Company’s covenants, agreements and obligations under and relating to the Company Notes issued by the Company pursuant to the Company Notes Indentures (such transfer and assumption as described in this clause (i), the “Company Notes Assumption”); and (ii) Parent, Merger Sub and the Company shall execute and deliver, or cause to be delivered, any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates and opinions of counsel required by the Company Notes or the Company Notes Indentures, in order to effectuate the Company Notes Assumption.
Section 6.23    Employee Releases. The Company agrees that the Company shall use commercially reasonable efforts to enter into amended and restated versions of those agreements set forth in Section 6.23 of the Company Disclosure Letter in forms approved by Parent and for consideration not to exceed the amount set forth on Section 6.23 of the Company Disclosure Letter so that such agreements condition the receipt of severance pay or benefits by a Continuing Employee who is subject to those agreements upon such Continuing Employee’s timely execution and return (and non-revocation in any time provided to do so) of a general release of claims for the benefit of Parent, the Company, and their respective affiliates and representatives.
Section 6.24    Company Rights Agreement. The Company shall, and shall cause the Company Board to, take all actions necessary so that as of immediately prior to the Effective Time, the Company Rights Agreement and all Rights (as defined in the Company Rights Agreement) and all other rights outstanding thereunder are terminated.
ARTICLE VII
CONDITIONS PRECEDENT
Section 7.1    Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:
(a)Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law, the rules and regulations of the NYSE and the Organizational Documents of the Company.
(b)No Injunctions or Restraints. No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.
(c)Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced.
Section 7.2    Additional Conditions to Obligations of Parent, Merger Sub and Parent Manager. The obligations of Parent, Merger Sub and Parent Manager to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived exclusively by Parent, Merger Sub or Parent Manager, as applicable, in whole or in part, to the extent permitted by applicable Law:
(a)Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.3(a) (Authority), Section 4.6(a) (Company Material Adverse Effect) and Section 4.19 (Brokers) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct in all material respects only as of such date), (ii) the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specified dates set forth therein and (iii) all other representations and warranties of the Company set forth in Article IV shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.2(a), Section 7.2(b) and Section 7.2(f) have been satisfied.
(d)REIT Opinion. Parent shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to Company reasonably satisfactory to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the Company’s taxable year ended December 31, 2019, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company, provided that Parent is given a reasonable opportunity to review such representations and finds them reasonably acceptable.
(e)Section 368 Opinion. Parent shall have received a written opinion of Vinson & Elkins L.L.P. (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(e), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent, reasonably satisfactory in form and substance to the Company and Parent.
(f)Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
Section 7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:
(a)Representations and Warranties of Parent, Merger Sub and Parent Manager. (i) The representations and warranties of Parent, Merger Sub and, as applicable, Parent Manager set forth in Section 5.3(a) (Authority), Section 5.6(a) (Parent Material Adverse Effect) and Section 5.18 (Brokers) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct in all material respects only as of such date), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specified dates set forth therein and (iii) all other representations and warranties of Parent, Merger Sub and, as applicable, Parent Manager set forth in Article V shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) would not reasonably be expected to (1) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect and (2) in the case of Parent Manager, materially prevent the ability of Parent Manager to perform its obligations under this Agreement or to consummate the Transactions before the End Date.
(b)Performance of Obligations of Parent, Merger Sub and Parent Manager. Parent, Merger Sub and Parent Manager each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c)Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.3(a), Section 7.3(b) and Section 7.3(g) have been satisfied.
(d)REIT Opinion. The Company shall have received a written opinion of Vinson & Elkins L.L.P. (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with Parent’s taxable year ended December 31, 2019, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Parent to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, and that its past, current and intended future organization and operations will permit Parent to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Effective Time and thereafter. Such opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by Parent, provided that the Company is given a reasonable opportunity to review such representations and finds them reasonably acceptable.

(e)Section 368 Opinion. The Company shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to the Company reasonably satisfactory to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(e), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent, reasonably satisfactory in form and substance to the Company and Parent.
(f)Listing; Classification. The Parent Common Stock, including the Parent Common Stock to be issued in the Merger, and the Parent Series D Cumulative Redeemable Preferred Stock and the Parent Series E Cumulative Redeemable Preferred Stock shall have been approved for listing on the NYSE as of, subject to official notice of issuance or prior to, immediately following the Effective Time, and the certificates of designations classifying the Parent Series D Cumulative Redeemable Preferred Stock and the Parent Series E Cumulative Redeemable Preferred Stock attached hereto as Annex B and Annex C, respectively, shall have been filed with and accepted for record by the Secretary of State of the State of Delaware.
(g)Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(h)Company Director Designee. Effective as of the Effective Time, the Company Director Designee to be appointed to the Parent Board pursuant to Section 2.6 shall have been so appointed.
Section 7.4    Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.
ARTICLE VIII
TERMINATION
Section 8.1    Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Shareholder Approval has been obtained:
(a)by mutual written consent of the Company and Parent;
(b)by either the Company or Parent:
(i)if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, or if there shall have been adopted prior to the Effective Time any Law that permanently makes the consummation of the Merger illegal or otherwise permanently prohibited;
(ii)if the Merger shall not have been consummated on or before 5:00 p.m. New York, New York time, on December 29, 2023 (such date being the “End Date”); provided, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement contained in this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;
(iii)in the event of a breach by the other party (treating Parent and Merger Sub as one party) of any covenant or other agreement contained in this Agreement or if any representation and warranty of the other party contained in this Agreement fails to be true and correct which (x) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it were continuing as of the Closing Date and (y) cannot be or has not been cured (or is incapable of becoming true or does not become true) by the earlier of (1) the End Date and (2) the date that is 30 days after the giving of written notice to the breaching party of such breach or failure to be true and correct and the basis for such notice (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or
(iv)if the Company Shareholder Approval shall not have been obtained upon a vote held at a duly held Company Shareholders Meeting (including any adjournment or postponement thereof);

(c)by Parent if, prior to the time the Company Shareholder Approval is obtained, the Company Board shall have made a Company Change of Recommendation, whether or not pursuant to and in accordance with Section 6.3(d)(iii) or Section 6.3(e); or
(d)by the Company if, prior to the receipt of the Company Shareholder Approval, the Company Board (or a committee thereof) determines to terminate this Agreement in accordance with Section 6.3(d)(iii) in connection with a Company Superior Proposal in order to enter a definitive agreement providing for the implementation of such Company Superior Proposal; provided, however, that such termination shall not be effective unless the Company concurrently therewith pays or causes to be paid the Company Termination Fee in accordance with Section 8.3(b).
Section 8.2    Notice of Termination; Effect of Termination.
(a)A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(d), any termination shall be effective immediately upon delivery of such written notice to the other party.
(b)In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.2, Section 6.6(b), Section 8.3 and Articles I and IX, which Sections and Articles shall not terminate; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages arising from or arising out of an intentional and material breach of any covenant, agreement or obligation hereunder or intentional fraud, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including the right to specific performance under Section 9.11 and, in the case of intentional and material breach or intentional fraud, the right to pursue damages (including damages based on the loss of benefit of the Transactions to the non-breaching party, the lost shareholder premium (in the case of the Company) and any benefit to the breaching party or its shareholders arising from such intentional and material breach or intentional fraud).
Section 8.3    Expenses and Other Payments.
(a)Except as otherwise provided in this Section 8.3, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.
(b)If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) no later than three Business Days after notice of termination of this Agreement or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds (to an account designated by Parent) concurrently with notice of termination of this Agreement.
(c)If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) (and the Company Shareholder Approval has not been obtained) or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach), (ii) on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Company Board and not withdrawn prior to such date and (iii) within nine months after the date of such termination, the Company or any Subsidiary of the Company enters into a definitive agreement to effect any Company Competing Proposal or consummates any Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee. For purposes of this Section 8.3(c), any reference in the definition of Company Competing Proposal to “25%” or “75%” shall be deemed to be a reference to “50%.”
(d)If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Shareholder Approval), (ii) on or before the date of the Company Shareholders Meeting a Company Competing Proposal shall have been publicly announced or publicly disclosed and not withdrawn prior to such date and (iii) within nine months after the date of such termination, the Company or any Subsidiary of the Company enters into a definitive agreement to effect any Company Competing Proposal or consummates any Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee. For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “25%” or “75%” shall be deemed to be a reference to “50%.”
(e)In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 5% per annum. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or an intentional and material breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or intentional and material breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or an intentional and material breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or an intentional and material breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or intentional and material breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or an intentional and material breach of any covenant, agreement or obligation.
(f)In the event that the Company is required to pay the Company Termination Fee:
(i)The amount payable to Parent in any tax year of Parent shall not exceed the lesser of (A) the Company Termination Fee payable to Parent, and (B) the sum of (1) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by Parent’s independent accountants, plus (2) in the event that Parent received either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below or (y) an opinion from Parent’s outside counsel as described below, an amount equal to the excess of the Company Termination Fee, less the amount payable under clause (1) above.
(ii)To secure the Company’s obligation to pay the amounts described in Section 8.3(f)(i), the Company shall deposit into escrow the amount in cash equal to the Company Termination Fee with an escrow agent selected by the Company on such terms (subject to this Section 8.3) as shall be mutually and reasonably agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Company Termination Fee pursuant to this Section 8.3 shall be made at the time the Company is obligated to pay the Company Termination Fee. The escrow agent shall provide that the Company Termination Fee in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to Parent, or (ii) a letter from Parent’s counsel indicating that (A) Parent has received a ruling from the IRS holding that the receipt by Parent of the Company Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Company Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Company Termination Fee to Parent. The Company agrees to amend this Section 8.3(f) at the reasonable request of Parent in order to (1) maximize that portion of the Company Termination Fee that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (2) assist Parent in obtaining a favorable ruling from the IRS or legal opinion from its outside counsel, in each case, as described in this Section 8.3(f)(ii). Any amount of the Company Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this Section 8.3(f).

(g)Notwithstanding anything to the contrary herein, Parent and Merger Sub, on the one hand, and Parent Manager, on the other hand, shall be severally liable in respect of their obligations under this Agreement, on a several, and not joint, basis, and neither the Parent nor Merger Sub shall be responsible for the obligations of Parent Manager hereunder (including the obligation to pay the Per Share Cash Consideration), nor shall Parent Manager be responsible for the obligations of Parent and Merger Sub hereunder.
ARTICLE IX
GENERAL PROVISIONS
Section 9.1    Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.
Section 9.2    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, agreements and covenants, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.
Section 9.3    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given upon the earlier of actual receipt or: (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):
ARTICLE Iif to Parent, Merger Sub or Parent Manager, to:
c/o Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, CT 06870
Attention: JR Herlihy
E-mail: Herlihy@ellington.com
with a required copy to (which copy shall not constitute notice):
Vinson & Elkins L.L.P.
901 East Byrd Street, Suite 1500
Richmond, VA 23219
Attention: Daniel LeBey
E-mail: dlebey@velaw.com
and
1114 Avenue of the Americas, 32nd Floor
New York, New York 10036
Attention: Stancell Haigwood
E-mail: shaigwood@velaw.com

(i)if to the Company, to:
Arlington Asset Investment Corp.
6862 Elm Street
Suite 320
McLean, VA 22101
Attention: J. Rock Tonkel, Jr.
E-mail: RTonkel@arlingtonasset.com

with a required copy to (which copy shall not constitute notice):
Hunton Andrews Kurth LLP
951 East Byrd Street
Richmond, VA 23219
Attention: Steven Haas; James Kennedy
E-mail: shaas@huntonak.com; jkennedy@huntonak.com

Section 9.4    Rules of Construction.
(a)Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
(b)The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company, its Subsidiaries and/or the MSR Entities, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate Section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.
(c)The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d)All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York, New York time.
(e)In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.
(f)Each obligation, covenant or agreement by the Company or its Subsidiaries set forth in Article VI with respect to an MSR Entity shall be interpreted to only require the reasonable best efforts (which shall not be deemed to require action beyond the exercise of any authority to direct or control any action or inaction or withhold any consent or agreement, in each case, granted to the Company or any of its Subsidiaries under such MSR Entity’s Organizational Documents) of the Company to cause such MSR Entity to perform such obligation, covenant or agreement. For the avoidance of doubt, no obligation, covenant or agreement in this Agreement shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to (i) breach the terms of the Organizational Documents of any MSR Entity or (ii) breach any duties owed to any MSR Entity.
Section 9.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.
Section 9.6    Entire Agreement; Third Party Beneficiaries.
(a)This Agreement (together with the Confidentiality Agreement, the other Transaction Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(b)Except for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of the former holders of Company Common Stock, Company Series B Preferred Stock and Company Series C Preferred Stock to receive the applicable Merger Consideration) and Section 2.6 and Section 6.9 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s intentional and material breach of any covenant, agreement or obligation hereunder or intentional fraud, then the Company Shareholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that, to the fullest extent permitted by applicable Law, the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company Shareholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (i) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit.
Section 9.7    Governing Law; Venue; Waiver of Jury Trial.
(a)THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF VIRGINIA, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b)THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE CIRCUIT COURT OF ALEXANDRIA, VIRGINIA AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA AND ANY APPELLATE COURTS THEREOF (COLLECTIVELY, THE “VIRGINIA COURTS”) IN ANY PROCEEDING THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN

THE VIRGINIA COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH COURTS. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH VIRGINIA COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.
Section 9.8    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.
Section 9.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.
Section 9.10    Affiliate Liability.
(a)Each of the following is herein referred to as a “Company Affiliate”: (i) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, shareholders or otherwise); and (ii) any director, officer, employee or other Representative of (A) the Company or (B) any Person who controls the Company. To the fullest extent permitted by applicable Law, no Company Affiliate shall have any liability or obligation to Parent, Merger Sub or Parent Manager of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent, Merger Sub and Parent Manager hereby waive and release all claims of any such liability and obligation.
(b)Each of the following is herein referred to as a “Parent Affiliate”: (i) any direct or indirect holder of equity interests or securities in Parent, Merger Sub or Parent Manager (whether limited or general partners, members, shareholders or otherwise) and (ii) any director, officer, employee or other Representative of (A) Parent, Merger Sub or Parent Manager or (B) any Person who controls Parent, Merger Sub or Parent Manager. To the fullest extent permitted by applicable Law, no Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.
Section 9.11    Remedies; Specific Performance.
(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
(b)The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.
(c)This parties’ rights in this Section 9.11 are an integral part of the Transactions and each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.11. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party irrevocably waives (i) any defense in an action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (ii) any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
Section 9.12    Amendment. Prior to the Effective Time, this Agreement may be amended by the mutual agreement of the parties, by action taken or authorized by their respective Boards of Directors at any time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law would require the further approval or adoption by the shareholders of the Company or Parent, as applicable, without first obtaining such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
Section 9.13    Extension; Waiver. At any time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein: (a) extend the time for the performance of any of the obligations or acts of the other party hereunder; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by the Company, on the one hand, or Parent and Merger Sub, on the other hand, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.
[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.
ELLINGTON FINANCIAL INC.

By:    /s/ Laurence Penn
    Name:    Laurence Penn
    Title:    President and Chief Executive Officer

EF MERGER SUB INC.

By:    /s/ Laurence Penn
    Name:    Laurence Penn
    Title:    President and Chief Executive Officer

ELLINGTON FINANCIAL MANAGEMENT LLC

By:    /s/ Laurence Penn
    Name:    Laurence Penn
    Title:    Vice President

Signature Page to Agreement and Plan of Merger

ARLINGTON ASSET INVESTMENT CORP.

By:    /s/ J. Rock Tonkel, Jr.
    Name:    J. Rock Tonkel, Jr.
    Title:    President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A
Certain Definitions
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, neither MSR Entity shall be an “Affiliate” of the Company for purposes of this Agreement.
“Agency” means each of (a) Fannie Mae (formerly known as The Federal National Mortgage Association), and (b) Freddie Mac (formerly known as The Federal Home Loan Mortgage Corporation), or any successors of the foregoing.
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Business Day” means a day that is not a Saturday or Sunday or other day on which banks in the State of New York or the Commonwealth of Virginia are authorized or obligated to be closed.
“Company 2011 LTIP” means the Arlington Asset Investment Corp. 2011 Long-Term Incentive Plan, as amended from time to time.
“Company 2014 LTIP” means the Arlington Asset Investment Corp. 2014 Long-Term Incentive Plan, as amended from time to time.
“Company 2021 LTIP” means the Arlington Asset Investment Corp. 2021 Long-Term Incentive Plan, as amended from time to time.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Competing Proposal” means any proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any acquisition or purchase by any Person or group, directly or indirectly, of more than 25% of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning more than 25% of any class of outstanding voting or equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or group pursuant to which the Company Shareholders immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity of such transaction; or (c) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than 25% of the consolidated assets of the Company and its Subsidiaries (measured by the fair market value thereof).
“Company Deferred Stock Unit” means an award of “deferred stock units” with respect to shares of Company Common Stock granted under the Company 2021 LTIP, the Company 2014 LTIP, the Company 2011 LTIP or the Company Non-Employee Director Stock Compensation Plan.
“Company Equity Plans” means any of the Company 2021 LTIP, the Company 2014 LTIP, the Company 2011 LTIP and the Company Non-Employee Director Stock Compensation Plan.
“Company Intellectual Property” means the Intellectual Property used in the operation of the business of each of the Company, its Subsidiaries and the MSR Entities (solely with respect to the MSR Investments) as presently conducted.
“Company Non-Employee Director Stock Compensation Plan” means the Company’s Non-Employee Director Stock Compensation Plan, as amended from time to time.
“Company Notes” means, collectively, (a) the Company’s 6.75% Senior Notes due 2025 and (b) the Company’s 6.000% Senior Notes due 2026.
“Company Notes Indentures” means: (a) that certain Indenture, dated as of May 1, 2013, between the Company and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of May 1, 2013, the Second Supplemental Indenture, dated as of March 18, 2015, between the Company and Wells Fargo Bank, as original trustee, and The Bank of New York Mellon, as series trustee, and as otherwise modified or supplemented prior to the date of this Agreement; (b) that certain Indenture, dated as of January 10, 2020 between the Company and The Bank of New York Mellon, a New York banking corporation, as trustee, as supplemented by the First Supplemental Indenture, dated as of July 15, 2021 and as otherwise modified or supplemented prior to the date of this Agreement; and (c) that certain Indenture, dated as of January 10, 2020 between the Company and The Bank of New York Mellon, a New York banking corporation, as trustee, and as otherwise modified or supplemented prior to the date of this Agreement.
“Company Portfolio Securities” means any mortgage-backed securities (including “To Be Announced” agency mortgage-backed securities), U.S. Treasuries, MSRs or other assets or securities permitted under the Company’s investment guidelines, including derivative securities and other instruments used for the purpose of hedging interest rate risk.

“Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock and the Company Undesignated Preferred Stock.
“Company Rights Agreement” means that certain Rights Agreement, dated as of June 5, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended by that certain First Amendment to Rights Agreement, dated as of April 13, 2018, and that certain Second Amendment to Rights Agreement, dated as of April 11, 2022.
“Company Shareholder Approval” means the approval of the Agreement, including the Plan of Merger, and the Transactions, including the Merger, by the affirmative vote of a majority of the votes cast at the Company Shareholders Meeting in accordance with the VSCA and the Organizational Documents of the Company.
“Company Shareholders” means the holders of Company Common Stock and the holders of Company Preferred Stock.
“Company Superior Proposal” means a bona fide Company Competing Proposal (with references to “25%” being deemed replaced with references to “50%” and references to “75%” being deemed to be replaced with references to “50%”) by a third party, which the Company Board or any committee thereof determines in good faith, after consultation with the Company’s outside legal and financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal that the Company Board considers in good faith and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Company Shareholders than the Transactions.
“Company Termination Fee” means a cash amount equal to $5,015,050.
“Company Transaction Expenses” means the cumulative fees and expenses incurred by the Company and any of its Subsidiaries in connection with the Transactions, including fees and expenses for services rendered to the Company for the Company’s financial and legal advisers, financial printer, proxy solicitor, transfer agent and virtual data room provider.
“Company Trusts” means FBR Capital Trust III, a Delaware statutory trust, and FBR Capital Trust X, a Delaware statutory trust.
“Consent” means any approval, consent, ratification, clearance, permission, waiver, or authorization.
“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Core Earnings” means the Company’s GAAP net income (loss) as adjusted for the following items: (a) plus (less) realized and unrealized losses (gains) on investments and derivatives; (b) plus (less) income tax provision (benefit) for TRS realized and unrealized gains and losses on investments and derivatives; (c) plus TBA dollar roll income; (d) plus (less) interest rate swap net interest income (expense); (e) plus depreciation of single-family residential properties; (f) plus stock-based compensation; and (g) excluding the impact of Company Transaction Expenses.
“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.
“COVID-19 Measures” means (i) a Person’s and its Subsidiaries’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020, and Families First Coronavirus Response Act, or any other response to COVID-19 (including any such response undertaken by any similarly situated industry participants), and (ii) the reversal or discontinuation of any of the foregoing.
“Duration Gap” means, as of any date of determination, the Company’s duration gap measured in a manner consistent with the Company’s past practice.
“Duration Gap Limit” means a Duration Gap of absolute 2.0 years, to account for both positive (long duration) and negative (short duration).
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity or equity-based compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and any other employee benefit plan, agreement, arrangement, program, practice or understanding, in each case, whether written or unwritten, that is sponsored, maintained, administered, contributed to or entered into by such Person for the current or future benefit of any present or former director, employee or contractor of the Person or with respect to which such Person has any direct or indirect liability, whether current or contingent.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.
“Exchange Ratio” means 0.3619, as such number may be adjusted in accordance with Section 3.1(c); provided, however, that if the Third Party Loan Payment has not been made on or prior to July 10, 2023, 0.3557, as such number may be adjusted in accordance with Section 3.1(c).
“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) obligations of such Person to pay the deferred purchase or acquisition price for any property or services of such Person or as the deferred purchase price of a business or assets; (d) obligations in respect of repurchase agreements, “dollar roll” transactions and similar financing arrangements; (e) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (g) indebtedness of others as described in clauses (a) through (f) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
“Intellectual Property” means any and all proprietary and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrightable works and copyrights; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.
“Intervening Event” means a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Company Board after the date of this Agreement that (a) materially affects the business, assets or operations of the Company, its Subsidiaries or any of the MSR Entities (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company), (b) was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Company Board as of the date of this Agreement and (c) becomes known to the Company Board prior to receipt of the Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred (x) the receipt, existence of or terms of a Company Competing Proposal, (y) a change, in and of itself, in the market price or trading volume of the equity or debt securities of the Company or of the equity or credit ratings or the ratings outlook for the Company, its Subsidiaries or any of the MSR Entities by any applicable rating agency and (z) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period (it being understood that the facts or circumstances giving rise to or contributing to any such change or fact described in clause (y) or clause (z) may constitute, or may be taken into account in determining whether there has been, an Intervening Event if not otherwise excluded by this definition).
“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“IRS” means the U.S. Internal Revenue Service.
“knowledge” means the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, the individuals listed in Section 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Section 1.1 of the Parent Disclosure Letter; provided, however, that with respect to representations and warranties regarding the MSR Entities made to the Company’s knowledge, knowledge means the actual knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter, without imputed or constructive knowledge, and without any duty of inquiry or investigation.
“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, option, right of first refusal, easement, right of way, encroachment, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred, consensual, non-consensual or arising by operation of Law.
“made available” means, with respect to any statement in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the effect that any information, document or other material has been “made available,” that such information, document or material was: (a) uploaded for review by Parent and its Representatives or the Company and its Representatives, as applicable, in the virtual data room established in connection with the Transactions prior to the execution of this Agreement; or (b) contained in a true and complete unredacted form in the Company SEC Documents or the Parent SEC Documents, as applicable, filed at least two Business Days prior to the date hereof.
“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, occurrence, state of fact, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, business, assets, properties or results of operations of such Person and its Subsidiaries (including, with respect to the Company, the MSR Entities, but only to the extent of the MSR Investments), taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions before the End Date; provided, however, that no fact, circumstance, occurrence, state of fact, effect, change, event or development (by itself or when aggregated or taken together with any and all other effects) resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” exists or has occurred or is reasonably expected to occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets (including the mortgage backed securities markets), credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in any industry or industries in which the Person operates (including changes in general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage, terrorism, acts of God, epidemics, pandemics or disease outbreaks (including COVID-19 and any actions or events resulting therefrom) (including any escalation or general worsening of any such acts of war, sabotage, terrorism, acts of God, epidemics, pandemics or disease outbreaks (including COVID-19 and any COVID-19 Measures or other actions or events resulting therefrom)); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, other natural disasters or other weather conditions; (vi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of this Agreement or the pendency or consummation of the Transactions; (viii) any actions taken or failure to take action, in each case, at the request of another party to this Agreement (treating Parent and Merger Sub as one party); (ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (x) any changes in such Person’s stock price, dividends or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (xi) any Proceedings made or brought by any of the current or former shareholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other Transactions; or (xii) with respect to a Parent Material Adverse Effect, anything set forth in the Parent Disclosure Letter, and with respect to a Company Material Adverse Effect, anything set forth in the Company Disclosure Letter; except to the extent such effects resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) disproportionately adversely affect such Person and its Subsidiaries (including, with respect to the Company, the MSR Entities, but only to the extent of the MSR Investments), taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries (including, with respect to the Company, the MSR Entities, but only to the extent of the MSR Investments) conduct business (in which case only the incremental adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” exists, has occurred or is reasonably expected to occur solely to the extent they are disproportionate).
“Merger Consideration” means the aggregate amount of Per Share Common Merger Consideration, the aggregate amount of Per Share Series B Preferred Merger Consideration and the aggregate amount of Per Share Series C Preferred Merger Consideration.
“Minimum Distribution Dividend” means such amount, if any, with respect to any taxable year of the Company, Parent or any of their Subsidiaries, as the case may be, ending on or prior to the Closing Date, which is required to be paid by the Company, Parent or any of their Subsidiaries, as the case may be, prior to the Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.
“MSR Entity” means each of (a) Seneca Excess LP, a Delaware limited partnership, and (b) Seneca Excess FR LP, a Delaware limited partnership.

“MSR Investment” means any interest, directly or indirectly, by the Company or any of its Subsidiaries in any mortgage servicing right, whether in whole or in part (including any base servicing spread, reference servicing spread, or excess servicing spread, any obligations relating thereto and any investment in any MSR Entity), and regardless of whether such interest is in mortgage servicing rights or a contractual or financial arrangement made in reference to particular residential mortgage servicing rights.
“NYSE” means the New York Stock Exchange and any successor stock exchange or quotation system operated by the New York Stock Exchange or any successor thereto.
“ordinary course of business” means the ordinary course of business consistent with past custom and practice.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles, articles supplementary or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate or articles of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.
“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.
“Parent Common Stock” means the common stock of Parent, par value $0.001 per share.
“Parent Intellectual Property” means the Intellectual Property used in the operation of the business of each of Parent and its Subsidiaries as presently conducted.
“Parent Preferred Stock” means the (a) Pre-Merger Parent Preferred Stock, (b) Parent Series D Cumulative Redeemable Preferred Stock to be issued in connection with the Merger and (c) Parent Series E Cumulative Redeemable Preferred Stock to be issued in connection with the Merger.
“Parent Series D Cumulative Redeemable Preferred Stock” means Parent’s 7.00% Series D Cumulative Perpetual Redeemable Preferred Stock, with the terms of the Parent Series D Cumulative Redeemable Preferred Stock set forth in the certificate of designations substantially in the form attached hereto as Annex B, having the rights, preferences, privileges and voting powers substantially the same as those of the Company Series B Preferred Stock immediately prior to the Merger.
“Parent Series E Cumulative Redeemable Preferred Stock” means Parent’s 8.250% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, with the terms of the Parent Series E Cumulative Redeemable Preferred Stock set forth in the certificate of designations substantially in the form attached hereto as Annex C, having the rights, preferences, privileges and voting powers substantially the same as those of the Company Series C Preferred Stock immediately prior to the Merger.
“Parent Shareholders” means the holders of Parent Common Stock and the holders of Parent Preferred Stock.
“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.
“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith by appropriate Proceedings, (b) relating to any Indebtedness disclosed in the Company Disclosure Letter, (c) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by appropriate Proceedings, (d) which is not material in amount and would not reasonably be expected to materially interfere with the ordinary conduct of the business of the Company, its Subsidiaries and the MSR Entities (with respect to the MSR Investments) as currently conducted, (e) which is a statutory or common law lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements, (f) which is imposed on the underlying fee interest in real property subject to a company lease or over which the Company has easement rights, and subordination or similar agreements relating thereto, (g) which is a zoning, building, planning, land use or other similar restriction, (h) which is a publicly recorded easement, covenant, right-of-way, quasi-easement, license, restriction, utility agreement or defect, imperfection or irregularity of title or (i) which is identified in the Company Disclosure Letter.
“Person” means any individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Entity or a political subdivision, agency or instrumentality of a Governmental Entity).
“Pre-Merger Parent Preferred Stock” means Parent’s (i) 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.001 par value per share, (ii) 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock, $0.001 par value per share, and (iii) 8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock, $0.001 par value per share.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person, including with respect to the Company, the MSR Entities to the extent acting on the Company’s behalf.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Significant Subsidiary” means, with respect to a Person, a Subsidiary of such Person that qualifies as a “Significant Subsidiary” under Item 1.02(w) of Regulation S-X of the SEC.
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries. For the avoidance of doubt, neither MSR Entity shall be a “Subsidiary” of the Company for purposes of this Agreement.
“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other takeover or anti-takeover statute or similar statute enacted under applicable Law.
“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.
“Tax Returns” means any return, report, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendments thereof.
“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.
“Third Party Loan Payment” means that certain loan payment under that certain loan agreement, each as described in Section 1.2 of the Company Disclosure Letter.
“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.
“Transfer Taxes” means any stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes); provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar Taxes arising from the Transactions.
“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of such Person may vote.

ANNEX B

Form of Certificate of Designations
Classifying Parent Series D Cumulative Redeemable Preferred Stock

[Intentionally omitted.]

ANNEX C

Form of Certificate of Designations
Classifying Parent Series E Cumulative Redeemable Preferred Stock

[Intentionally omitted.]

ANNEX D

Form of Plan of Merger

[Intentionally omitted.]